Exhibit 99.1

Consolidated financial statements of
LeddarTech Inc.

September 30, 2023

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
LeddarTech Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of LeddarTech Inc. (the “Company”) as of September 30, 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and the results of its operations and its cash flows for the period ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company does not have sufficient existing cash to support operations for at least the next year following the issuance of these financial statements which raises doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Richter LLP

We have served as the Company’s auditors since 2023.

January 29, 2024

Montreal, Québec

Canada

MONTRÉAL 1981 McGill College Montréal QC H3A 0G6 514.934.3400	TORONTO 181 Bay St., #3510 Bay Wellington Tower Toronto ON M5J 2T3 416.488.2345	CHICAGO 200 South Wacker Dr., #3100 Chicago, IL 60606 312.828.0800	RICHTER.CA

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of

Leddartech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Leddartech Inc. (the “Company”) as of September 30, 2022, the related consolidated statements of changes in shareholders’ equity (deficiency), loss and comprehensive loss, and cash flows for each of the two years in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2022, and the results of its financial performance and its cash flows for each of the two years ended in the period ended September 30, 2022, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Restatement of 2022 and 2021 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2022 and 2021 consolidated financial statements have been restated to correct misstatements.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We served as the Company’s auditor from 2016 to 2023.

Montréal, Canada

July 26, 2023

LeddarTech Inc.

Consolidated statements of financial position
[going concern uncertainty – note 1]

		As at September 30,
		2023	2022
	Notes	$	$
Assets			Restated (note 2)
Current assets
Cash		5,056,040	32,025,899
Trade receivable and other receivables	7	3,689,475	3,786,281
Government assistance and R&D tax credits receivable		2,179,423	2,558,670
Inventories	8	1,246,946	2,937,149
Prepaid expenses		1,325,991	1,052,494
Total current assets		13,497,875	42,360,493
Property and equipment	9	2,071,457	3,623,009
Right-of-use assets	10	3,180,318	5,892,374
Intangible assets	11	45,838,108	34,761,189
Prepaid financing fees		264,523	—
Goodwill		7,318,126	7,318,126
Total non-current assets		58,672,532	51,594,698
Total assets		72,170,407	93,955,191

Liabilities and shareholders’ equity (deficiency)
Current liabilities
Accounts payable and accrued liabilities	12	13,570,905	10,988,362
Provisions	13	878,144	—
Conversion option	14	737,974	—
Current portion of lease liabilities	10	722,675	673,605
Current portion of government grant liabilities	15	568,807	—
Current portion of long-term debt	14	—	30,342,675
Total current liabilities		16,478,505	42,004,642
Long-term debt	14	47,725,583	11,274,618
Redeemable stock options	19	6,102,496	6,102,496
Lease liabilities	10	3,058,558	5,905,498
Government grant liabilities	15	899,489	1,409,694
Total non-current liabilities		57,786,126	24,692,306
Total liabilities		74,264,631	66,696,948

Shareholders’ equity (deficiency)
Capital stock	16	452,246,204	433,689,768
Reserve – warrants	17	670,703	670,703
Reserve – stock options	19	31,659,392	28,708,766
Other component of equity	18	2,869,188	2,431,688
Deficit		(480,333,695)	(432,341,598)
Equity (deficiency) attributable to owners of the capital stock of the parent		7,111,792	33,159,327
Non-controlling interests		(9,206,016)	(5,901,084)
Total shareholders’ equity (deficiency)		(2,094,224)	27,258,243
Total liabilities and shareholders’ equity (deficiency)		72,170,407	93,955,191

Commitments (note 29); Subsequent events (note 31)

See accompanying notes

On behalf of the Board:
Director	Director

LeddarTech Inc.

Consolidated statements of changes in shareholders’ equity (deficiency)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
Balance as at September 30, 2022 (restated – note 2)		433,689,768	670,703	28,708,766	2,431,688	(432,341,598)	33,159,327	(5,901,084)	27,258,243
Share issuances, net	16	18,556,436	—	—	—	—	18,556,436	—	18,556,436
Stock-based compensation	18, 19d	—	—	3,078,006	437,500	—	3,515,506	—	3,515,506
Vesting of Vayavision’s shares	19c	—	—	(127,380)	—	—	(127,380)	127,380	—
Net loss and comprehensive loss		—	—	—	—	(47,992,097)	(47,992,097)	(3,432,312)	(51,424,409)
Balance as at September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)

See accompanying notes

LeddarTech Inc.

Consolidated statements of changes in shareholders’ equity (deficiency) (continued)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
						(restated - note 2)		(restated - note 2)
Balance as at September 30, 2021		286,224,817	670,703	23,923,988	2,431,688	(363,022,750)	(49,771,554)	(1,928,567)	(51,700,121)
Business combination		2,215,739	—	—	—	—	2,215,739	—	2,215,739
Share issuances, net	16	145,235,091	—	—	—	—	145,235,091	—	145,235,091
Stock-based compensation	19d	—	—	4,917,057	—	—	4,917,057	—	4,917,057
Options exercised	19a	14,121	—	(4,899)	—	—	9,222	—	9,222
Vesting of Vayavision’s shares	19c	—	—	(127,380)	—	—	(127,380)	127,380	—
Net loss and comprehensive loss		—	—	—	—	(69,318,848)	(69,318,848)	(4,099,897)	(73,418,745)
Balance as at September 30, 2022		433,689,768	670,703	28,708,766	2,431,688	(432,341,598)	33,159,327	(5,901,084)	27,258,243

See accompanying notes

LeddarTech Inc.

Consolidated statements of changes in shareholders’ equity (deficiency) (continued)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
						(restated - note 2)		(restated - note 2)	(restated - note 2)
Balance as at September 30, 2020		280,933,299	—	13,438,814	2,431,688	(316,063,712)	(19,259,911)	(157,992)	(19,417,903)
Business combination		5,253,635	—	—	—	—	5,253,635	—	5,253,635
Stock-based compensation	19d	—	—	10,624,628	—	—	10,624,628	—	10,624,628
Warrant issuance	17	—	670,703	—	—	—	670,703	—	670,703
Options exercised	19a	37,883	—	(12,074)	—	—	25,809	—	25,809
Vesting of Vayavision’s shares	19c	—	—	(127,380)	—	—	(127,380)	127,380	—
Net loss and comprehensive loss		—	—	—	—	(46,959,038)	(46,959,038)	(1,897,955)	(48,856,993)
Balance as at September 30, 2021		286,224,817	670,703	23,923,988	2,431,688	(363,022,750)	(49,771,554)	(1,928,567)	(51,700,121)

See accompanying notes

LeddarTech Inc.

Consolidated statements of loss and comprehensive loss

[going concern uncertainty – note 1]

		Year ended September 30,
		2023	2022	2021
	Notes	$	$	$
			(restated - note 2)	(restated - note 2)
Revenue	5,6,26
Products		7,151,450	8,145,606	7,968,000
Services		251,464	543,409	194,929
Other		44,263	77,106	68,397
		7,447,177	8,766,121	8,231,326
Cost of sales	4,8,9,10,26	7,521,845	5,310,718	5,258,390
Gross profit		(74,668)	3,455,403	2,972,936

Operating expenses	20
Marketing and product management	9,10	4,097,931	3,280,864	3,174,555
Selling	10	3,126,324	3,976,733	3,762,397
General and administrative	9,10,11,26	18,990,598	15,548,293	11,941,855
Research and development costs (net of R&D tax credits of $225,609 in 2023, $70,191 in 2022 and $237,364 in 2021)	9,10,11, 23	12,719,093	22,057,911	11,226,737
Stock-based compensation	19,26	2,436,974	4,272,673	12,193,618
Transaction costs		3,506,630	—	—
Restructuring costs	4	1,756,433	—	—
Impairment loss related to intangible assets	11	5,791,439	38,207,503	—
		52,425,422	87,343,977	42,299,162
Loss from operations		(52,500,090)	(83,888,574)	(39,326,226)

Other (income) costs
Grant revenue	23	(377,080)	(435,448)	(2,164,794)
Finance costs, net	24, 26	(698,601)	(10,034,381)	11,695,561
Loss before income taxes		(51,424,409)	(73,418,745)	(48,856,993)
Income taxes	25	—	—	—
Net loss and comprehensive loss		(51,424,409)	(73,418,745)	(48,856,993)

Net loss and comprehensive loss attributable to:
Non-controlling interests		(3,432,312)	(4,099,897)	(1,897,955)
Equity holders of the parent		(47,992,097)	(69,318,848)	(46,959,038)
Net loss per common share, basic and diluted	21	(286.33)	(513.80)	(723.05)
Weighted average common shares outstanding, basic and diluted	21	167,610	134,913	64,946

See accompanying notes

LeddarTech Inc.

Consolidated statements of cash flows

[going concern uncertainty – note 1]

		Year ended September 30,
		2023	2022	2021
	Notes	$	$	$
			(restated - note 2)	(restated - note 2)
Operating activities
Net loss		(51,424,409)	(73,418,745)	(48,856,993)
Adjustments to reconcile net loss to net cash flows:
Write-down (write-down reversal) of inventories	8	2,299,866	19,859	(17,115)
Depreciation of property and equipment	9	1,274,597	1,448,867	1,132,833
Depreciation of right-of-use assets	10	581,936	610,941	393,585
Amortization of intangible assets	11	286,494	257,064	463,784
Impairment loss related to intangible assets	11	5,791,439	38,207,503	—
Finance costs, net	24	(986,824)	(7,376,716)	11,547,217
Transaction costs	18	437,500	—	—
Stock-based compensation	19	2,436,974	4,590,336	9,308,105
Grant revenue on term loan	14	—	—	(1,192,741)
Redeemable stock options		—	(317,663)	2,885,513
Loss (gain) on lease liability cancellation	10	(78,607)	—	—
Other costs		—	—	145,933
Foreign exchange gain		308,854	(1,756,535)	(99,296)
		(39,072,180)	(37,735,089)	(24,289,175)
Net change in non-cash working capital items	22	2,421,056	(391,808)	3,499,828
Net cash flows related to operating activities		(36,651,124)	(38,126,897)	(20,789,347)

Investing activities
Additions to property and equipment	9	(188,775)	(2,173,529)	(1,947,321)
Dispositions of property and equipment	9	45,000	—	—
Additions to intangible assets	11	(12,356,950)	(10,853,759)	(15,763,223)
Grants received related to intangible assets and property and equipment	23	268,460	986,295	641,033
R&D tax credit received	23	836,171	—	706,000
Finance income received	24	223,594	40,251	3,454
Other costs		—	—	(145,933)
Net cash flows related to investing activities		(11,172,500)	(12,000,742)	(16,505,990)

Financing activities
Debt issuance	14a	29,406,425	—	46,561,223
Convertible loan reimbursed		—	—	(837,963)
Other loan settlement/reimbursed	14e	(134,189)	(768,850)	—
Interest paid on credit facility and other loan	24	(4,773,512)	(3,620,539)	(2,788,034)
Exercise of warrants	14a	7,992	—	—
Debt issuance costs	14	(2,119,392)	—	—
Bridge loans issuance proceed	14d	6,250,000	—	—
Bridge loans settlement	14d	(6,250,000)	—	—
Issuance and modification costs of convertible loans	24	—	(124,717)	(124,022)
Exercise of stock options	19	—	9,221	25,809
Share issuance proceed	16	—	85,236,002	—
Share issuance cost	16	—	(6,094,621)	(571,116)
Government grant liability issuance	15	—	178,857	191,412
Repayment principal amount of lease liabilities	10	(687,150)	(316,472)	(415,251)
Interest paid on lease liability	10	(451,894)	(551,291)	(303,390)
Net cash flows related to financing activities		21,248,280	73,947,590	41,738,668

Effect of foreign exchange on cash		(394,515)	2,005,632	—

Net increase (decrease) in cash		(26,969,859)	25,825,583	4,443,331
Cash, beginning of year		32,025,899	6,200,316	1,756,985
Cash, end of year		5,056,040	32,025,899	6,200,316

See accompanying notes

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

1.	Nature of operations and going concern uncertainty

LeddarTech Inc. (the “Company” or “LeddarTech”) was incorporated under the Canada Business Corporations Act on July 3, 2007. The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec, G1P 2J7, Canada.

The Company develops services and products targeted at the Advanced Driver Assistance Systems (“ADAS”) market and manufactures and commercializes advanced detection and ranging systems and solutions based on light (“LIDAR”) for the mobility market. The Company operates under one operating segment.

These consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the consolidated financial statements.

The Company has an accumulated deficit of $480,333,695 as at September 30, 2023, and, for the year ended September 30, 2023, incurred a net loss of $51,424,409 and net cash outflows related to operating and investing activities amounting to $36,651,124 and $11,172,500, respectively. As at September 30, 2023, the Company had a cash balance of $5,056,040 and an outstanding credit facility of $30,000,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming year ending September 30, 2024, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed.

The ability of the Company to fulfill its obligations and finance its future activities depends on its ability to raise capital and the continuous support of its creditors. The Company has historically been successful in raising capital through issuances of equity and debt and refinancing its credit facilities (refer to Note 31). Consequently, the Company believes its effort to raise sufficient funds to support its activities will be successful. However, there can be no certainty as to the ability of the Company to achieve successful outcomes to these matters. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

The accompanying consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These consolidated financial statements were approved for issue by the Board of Directors (the “Board”) of the Company on January 29, 2024.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

2.	Summary of significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

The consolidated financial statements are prepared on a historical cost basis, except for some financial instruments and share-based payment transactions, which are measured at fair value.

Adjustments to comparative figures – correction of errors

For the year ended September 30, 2022 and 2021, the Company identified material misstatements in measurement and recognition of certain items to the consolidated financial statements related to the following subjects.

●	Grant liability: The Company identified material misstatements in measurement and recognition of a government grant liability from an Israel-United States Binational Industrial Research and Development (“BIRD”) Foundation. The amounts to be received were initially recognized as grant revenues in diminution of research and development costs, and no grant liability was recognized, This resulted in an overstatement of trades and other receivables and of development costs, disclosed as intangible assets, and an understatement of government grant liabilities, of the deficit and of the non-controlling interests included in the consolidated statements of financial position as at September 30, 2022 and 2021. Accordingly, the research and development costs and finance costs, net, recognized to the consolidated statements of loss were misstated for fiscal years ended September 30, 2022 and 2021. The government grant liability was valued using a 30.3% discount rate, as discussed in Note 15.

●	Development costs: The Company identified material misstatements in measurement and recognition of research and development costs, including late capitalisation of eligible development costs, misstatement of capitalizable borrowing costs and recognition of government assistance, and research and development tax credits receivable related to development costs and an understatement of the amortization cost for patents.

●	Other: The Company identified misstatements in measurement and recognition of inventory and related cost of sales, goodwill related to the acquisition of Vayavision, a loss on revaluation of convertible loans, and of professional fees and related accrued liability.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Accordingly, the consolidated financial statements for the years ended September 30, 2022 and 2021 were restated to reflect adjustments made as a result of these corrections of errors, as disclosed as follow:

As at September 30, 2022		Adjustments
Consolidated statements of financial position	As previously reported	Government grant liability	Development costs	Others	Total	As restated
Assets
Government assistance and research and development tax credits receivable	2,845,728	(287,058)	—	—	(287,058)	2,558,670
Intangible assets, net	34,798,844	(137,173)	99,518	—	(37,655)	34,761,189
Goodwill	7,416,126	—	—	(98,000)	(98,000)	7,318,126
Liabilities
Accounts payable and accrued liabilities	10,652,362	—	—	336,000	336,000	10,988,362
Government grant liabilities	979,105	430,589	—	—	430,589	1,409,694
Shareholders’ equity (deficiency)
Deficit	(431,492,229)	(514,887)	99,518	(434,000)	(849,369)	(432,341,598)
Non-controlling interests	(5,561,151)	(339,933)	—	—	(339,933)	(5,901,084)

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

		Adjustments
Consolidated statements of loss for the year ended September 30, 2022	As previously reported	Government grant liability	Development costs	Others	Total	As restated
Cost of sales	5,241,718	—	—	69,000	69,000	5,310,718
General and administrative expenses	15,358,226	—	—	190,067	190,067	15,548,293
Research and development costs	21,673,205	403,656	32,050	(51,000)	384,706	22,057,911
Finance costs, net(1)	(9,945,296)	50,915	(140,000)	—	(89,085)	(10,034,381)
Net loss and comprehensive loss	(72,864,057)	(454,571)	107,950	(208,067)	(554,688)	(73,418,745)
Net loss attributable to the equity holder of the parent	(68,943,994)	(274,737)	107,950	(208,067)	(374,854)	(69,318,848)
Net loss attributable to non-controlling interests	(3,920,063)	(179,834)	—	—	(179,834)	(4,099,897)
Net loss per common share, basic and diluted, attributable to the equity holder of the parent	(511.03)	—	—	—	(2.78)	(513.80)

(1)	The adjustments to finance costs, net, resulted for fiscal year ended September 30, 2022, in an increase of accretion of government grant liability interest expenses of $4,984 and foreign exchange loss of $50,915.

		Adjustments
Consolidated statements of loss for the year ended September 30, 2021	As previously reported	Government grant liability	Development costs	Others	Total	As restated
Cost of sales	5,261,390	—	—	(3,000)	(3,000)	5,258,390
General and administrative expenses	11,700,922	—	95,000	145,933	240,933	11,941,855
Research and development costs	10,206,764	397,607	571,367	51,000	1,019,974	11,226,737
Finance costs, net(2)	11,694,852	2,643	112,066	(114,000)	709	11,695,561
Net loss and comprehensive loss	(47,598,378)	(400,249)	(778,433)	(79,933)	(1,258,615)	(48,856,993)
Net loss attributable to the equity holder of the parent	(45,860,522)	(240,150)	(778,433)	(79,933)	(1,098,516)	(46,959,038)
Net loss attributable to non-controlling interests	(1,737,856)	(160,099)	—	—	(160,099)	(1,897,955)
Net loss per common share, basic and diluted, attributable to the equity holder of the parent	(706.13)	—	—	—	(16.91)	(723.05)

(2)	The adjustments to finance costs, net, resulted for fiscal year ended September 30, 2021, in an increase of accretion of government grant liability interest expenses of $29,942 and foreign exchange loss of $2,643.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Consolidated statements of cash flows for the year ended September 30, 2022	As previously reported	Adjustments	As restated
Operating activities
Loss before income taxes	(72,864,057)	(554,688)	(73,418,745)
Amortization of intangible assets	308,064	(51,000)	257,064
Finance costs, net	(7,236,716)	(140,000)	(7,376,716)
Other costs	145,933	(145,933)	—
Foreign exchange gain	(1,807,450)	50,915	(1,756,535)
Net change in non-cash working capital items	(1,016,971)	625,163	(391,808)
Net cash flows related to operating activities	(37,911,354)	(215,543)	(38,126,897)
Investing Activities
Grants received related to intangible assets and property and equipment	949,609	36,686	986,295
Net cash flows related to investing activities	(12,037,428)	36,686	(12,000,742)
Financing activities
Government grant liability issuance	—	178,857	178,857
Net cash flows related to financing activities	73,768,733	178,857	73,947,590

Consolidated statement of cash flows for the year ended September 30, 2021	As previously reported	Adjustments	As restated
Operating activities
Net loss	(47,598,378)	(1,258,615)	(48,856,993)
Amortization of intangible assets	412,784	51,000	463,784
Finance costs, net	11,549,151	(1,934)	11,547,217
Other costs	—	145,933	145,933
Foreign exchange gain	(101,939)	2,643	(99,296)
Net change in non-cash working capital items	2,755,712	744,116	3,499,828
Net cash flows related to operating activities	(20,472,490)	(316,857)	(20,789,347)
Investing Activities
Grants received related to intangible assets and property and equipment	515,588	125,445	641,033
Net cash flows related to investing activities	(16,631,435)	125,445	(16,505,990)
Financing activities
Government grant liability issuance	—	191,412	191,412
Net cash flows related to financing activities	41,547,256	191,412	41,738,668

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Basis of consolidation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries. The Company’s subsidiaries are as follows:

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest held by the Company September 30,
		2023	2022
LeddarTech USA Inc	U.S.	100%	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%	100%
Vayavision Sensing, Ltd. (“Vayavision”)	Israel	60%	60%
LeddarTech Germany GmbH	Germany	100%	100%
LeddarTech Holdings Inc.	Canada	100%	N.A.

The Company consolidates investees when, based on the evaluation of the substance of the relationship with the Company, it concludes that it controls the investees. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee, has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), and has the ability to affect those returns through its power over the investee.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

When a subsidiary is not wholly owned, the Company recognizes the non-controlling interests’ (“NCI”) share of the net assets and results of operations in the subsidiary. A change in ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Foreign currency translation

a) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency. The Company determines the functional currency of each foreign operation and items included in the financial statements of each foreign operation are measured using that functional currency. The Canadian dollar is the functional currency of all foreign operations.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction date. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are reflected in the consolidated statement of loss.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Financial instruments

a)	Recognition and derecognition

Financial instruments are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual obligations of the instrument. On initial recognition, financial instruments are recognized at their fair value, and in the case of financial liabilities not at fair value through profit or loss (“FVTPL”), net of transaction costs that are directly attributable to the issue of such financial liabilities.

Financial assets are subsequently derecognized when payment is received in cash or other financial assets or if the debtor is discharged of its liability. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When the terms of the liability are substantially modified, such modification is treated as a debt extinguishment and results in the derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amounts is recognized in the consolidated statement of loss. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

b)	Classification

Subsequent to initial recognition, financial instruments are measured according to the category to which they are classified. Financial instruments are classified and measured at amortized cost, or classified at FVTPL or designated at FVTPL, in which case they are subsequently measured at fair value.

The classification of financial assets and liabilities is driven by the Company’s business model for managing the assets or liabilities and their contractual cash flow characteristics. Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial liabilities are measured at amortized cost, unless the Company has opted to measure them at FVTPL.

The Company classifies cash and trade receivable and other receivables (excluding commodity taxes receivable) as financial assets measured at amortized cost and accounts payable and accrued liabilities (excluding deferred revenue), term loan, credit facility, convertible notes, other loan and the government grant liabilities as financial liabilities measured at amortized cost.

The call options (note 18a) held by the Company are classified as a derivative financial asset measured at FVTPL. The put option (note 18a) is classified as a non-derivative equity instrument, initially recorded at fair value, and subsequently at cost.

c)	Impairment of financial instruments

The expected credit losses associated with debt instruments carried at amortized cost is assessed on a forward-looking basis. For trade accounts receivable, the Company applies a simplified approach in calculating expected credit losses and does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime expected credit losses at each reporting date.

Inventories

Raw materials and finished goods are recorded at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. The cost of finished goods includes the cost of direct materials and labour and a proportion of manufacturing overhead costs based on normal operating capacity. The net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. If a decline in the price of raw materials indicates that the cost of the finished goods exceeds net realizable value, the raw materials are written down to the replacement cost of the materials, which is the best available measure of the net realizable value. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is a clear evidence of an increase in selling prices, the amount of the previously recorded write-down is reversed, without exceeding original cost.

Property and equipment

Property and equipment are initially recorded at cost and subsequently measured at cost, less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Computer equipment	3 years
Office furniture and equipment	5 years
R&D equipment and tools	5 years
Stands and moulds	4 and 10 years
Leasehold improvements	Term of lease
Vehicles	5 years

Estimated useful life and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. The depreciation of property and equipment is recognized in the consolidated statement of loss in the expense category that is consistent with the function of the property and equipment or capitalized as development costs.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease; that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized and any initial direct costs. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term, including renewal options the Company is reasonably certain to exercise, and the estimated useful lives of the assets as follows:

Office premises	3 to 15 years
Other equipment	3 to 5 years

The depreciation of right-of-use assets is recognized in the consolidated statement of loss in the expense category that is consistent with the function of the right-of-use asset or capitalized as development costs.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, which includes the net present value of fixed payments and the value of any options to extend a lease where the Company is reasonably certain to do so. In calculating the present value of lease payments, the Company uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Lease payments on short-term leases with lease terms of less than 12 months or low-value leases are accounted for as expenses on a straight-line basis in the consolidated statement of loss. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. Acquisition-related costs are expensed as incurred.

The Company determines that it has acquired a business when the acquired set of activities and assets include at least an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests (“NCI”) over the fair value of net identifiable assets acquired and liabilities assumed). Subsequently, goodwill is measured at cost less any accumulated impairment losses.

Intangible assets

Intangible assets consist of patents, licenses, software, others and development costs with finite useful lives. Intangible assets are initially recorded at cost and subsequently measured at cost, less accumulated amortization and impairment. In regard to patents, costs are capitalized during the application period and are being amortized from the grant date over the residual life of the patent, which does not exceed 20 years from the application date.

Amortization is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Patents	Life of the patent
Licenses	10 and 18 years
Software	3 years
Others	10 years
Development costs	Period of expected future sales from the related project	[1]

[1]	Amortization of the asset begins when development is completed, and the asset is available for use.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Estimated useful life and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. The amortization expense on intangible assets with finite useful lives is recognized in the consolidated statement of loss in the expense category that is consistent with the function of the intangible assets or capitalized as development costs.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that take a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. Developments costs related to the Company’s projects to develop and enhance the technology and capabilities of autonomous driving applications and advanced driver assistance systems (“ADAS”) are considered to be qualified assets eligible for borrowing costs capitalization. Borrowing costs consist of interest expense calculated using the effective interest method (this includes the effective interest on term loans and other debts including an implicit interest on convertible loans and credit facilities at FVTPL), interest on lease liabilities and other issuance costs that are incurred in connection with the borrowing of funds. Borrowing costs do not include gain or loss on revaluation of instruments carried at fair value. When the Company borrows funds specifically to obtain a particular qualifying asset, the borrowing costs that are directly related to that qualifying asset during the period are capitalized. When the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. Expenditure on qualifying assets includes only the expenditure resulting in the payment of cash, the transfer of other assets or the assumption of interest-bearing liabilities. The capitalization rate is the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period. However, the Company excludes from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. The amount of borrowing costs capitalized during a year shall not exceed the amount of borrowing costs incurred during that year.

Research and development costs

Research costs are expensed as incurred. Development costs on an individual project are recognized as an intangible asset when the Company can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

●	Its intention to complete the asset and its ability and intention to use or sell the asset;

●	How the asset will generate future economic benefits;

●	The availability of resources to complete the project; and

●	The ability to measure the expenditure reliably during development.

Impairment of non-financial assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. Property and equipment, intangible assets, goodwill and right-of-use assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, development costs that are not yet available for use and goodwill are tested for impairment annually, regardless of the presence of indicators of impairment. In the case of indicators of impairment, or when a required annual test is performed, the asset’s recoverable amount is calculated to establish the amount of impairment loss, if any. If it is not possible to determine the recoverable amount for an individual asset, the recoverable amount of the asset’s CGU is then determined. The recoverable amount is the higher of an asset’s or CGU’s fair value less cost of disposal and value in use. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Value in use is the present value of estimated future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimated future cash flows were not adjusted. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

An impairment loss is recognized in the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU. In allocating an impairment loss, the Company shall not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero.

The Company evaluates impairment losses for potential reversals when events or circumstances require such considerations, except for goodwill.

Government grants and Research and development (“R&D”) tax credits

Government grants and Research and development (“R&D”) tax credits are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied and will continue to comply with all the conditions related to such assistance. The Company recognizes the grants as other income or as a reduction of capital expenditures in the period that the related expenses or expenditures are incurred.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) 1) as a result of a past event; 2) when it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and, 3) when a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is accounted for in the consolidated statements of loss.

If the known expected settlement date exceeds twelve months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense. Provisions are reviewed periodically and adjusted as appropriate.

The provisions are related to onerous contracts. These represent firm customer purchase orders in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs are the cost of fulfilling the contracts.

Government grant liabilities

Government grants that include a reimbursement clause based on the Company sales of a specific program are accounted for as a financial liability. At initial recognition, the government grant is estimated at the present value of all future cash disbursements. After the initial recognition, the government grant is measured at amortized cost using the effective interest method. Assumptions underlying expected sales are reviewed annually and are used to derive expected repayment schedules. When the expected repayment schedule changes, the Company recalculates the carrying value of the government grant liability using the original effective interest rate, with the corresponding gain or loss accounted for in financial expenses.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Capital stock

The Company classifies a financial instrument, or its component part, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. In order to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if: a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Company and b) if the instrument will or may be settled in the Company’s own equity instruments, it is i) a non-derivative that includes no contractual obligation for the Company to deliver a variable number of its own equity instruments, or ii) a derivative that will be settled only by the Company exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

The Company determined that its preferred shares containing conversion features as a whole are a non-derivative instrument.

Share-based compensation

For equity-settled share-based payment transactions with parties other than employees, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. For transaction with parties other than employees, there is a rebuttable presumption that the fair value of the goods or services received can be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. Any transactions costs incurred are expensed in the consolidated statements of loss.

The Company also offers equity-settled and cash-settled share-based compensation plans to its employees and directors, under which the Company receives services as consideration for equity instruments of the Company. The Company accounts for all forms of stock-based compensation using the fair value-based method.

a) Equity-settled compensation

The fair value of stock options is determined at the date of the grant using the Black-Scholes option pricing model. Where granted stock options vest in instalments over the vesting period (defined as graded vesting), the Company treats each instalment as a separate stock option grant.

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense in the consolidated statement of loss for a period represents the movement in cumulative expense recognized at the beginning and end of that period and is credited to “Reserve – stock options.” No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Any consideration received by the Company in connection with the exercise of stock options is credited to “Capital stock.” Upon issuance of the shares, amounts recognized in “Reserve – stock options” are transferred to “Capital stock.”

b) Cash-settled compensation

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated statement of loss to the extent the employees have rendered service to date.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Defined contribution pension plans

The Company offers a defined contribution pension plan to its Canadian employees. The Company pays an annual contribution amounting to 3% of employee eligible salary on a civil year basis and has no legal or constructive obligation to pay further amounts. As a result, no related liability appears on the consolidated statement of financial position, except for the expense recognized for contributions due but not yet paid at the end of the reporting period. Contributions paid and payable to the defined contribution plan are expensed as incurred. The Company’s contribution related to the defined contribution plan for the year ended September 30, 2023, amounted to $283,545 ($400,658 in 2022), a portion of which was capitalized as intangible assets.

Additionally, the Company offers a defined contribution pension plan to employees of its Israeli subsidiary, which complies with the local laws in that country. The Company pays an annual contribution amounting to 8.33% of the employee eligible salary towards the severance pay component.  The Company pays an annual contribution amounting to 6.5% of the employee eligible salary towards the pension component. The Company’s contribution related to the Israeli subsidiary defined contribution plan for the year ended September 30, 2023, amounted to $1,057,881 ($1,101,890 in 2022), a portion of which was capitalized as intangible assets.

Revenue recognition

Revenue from contracts with customers is recognized for each performance obligation, either over a period of time or at a point of time, depending on which method reflects the transfer of controls of the services underlying the particular performance obligation to the customer.

Revenue from sales of products in the consolidated statement of loss is recognized at the point in time when the Company has transferred control of the products to the buyer, which is generally on delivery of the product. The Company generally has a right to payment at the time of delivery, which is the same time that the Company has satisfied its performance obligation under the arrangement, as such a receivable is recognized as the consideration is unconditional and only the passage of time is required before the payment is due.

Consideration received from customers for which the Company has an obligation to transfer products or services is recorded as a deferred revenue.

Income taxes

a)	Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

b)	Deferred income taxes

The Company accounts for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying amounts and tax bases of the assets and liabilities, using enacted or substantively enacted income tax rates expected to be in effect for the year in which differences are expected to reverse.

Deferred income tax assets are recorded only to the extent that it is probable that they will be recovered.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Fair value measurement

The fair value of a financial instrument is equal to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date. Fair value is based on the presumption that the transaction takes place in the principal market for the asset or liability. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair value requires the use of valuation techniques and assumptions. Fair value amounts disclosed in these consolidated financial statements represent the Company’s estimate of the price at which a financial instrument could be sold or transferred between market participants. They are point-in-time estimates that may change in subsequent reporting periods due to market conditions.

All assets and liabilities for which fair value is measured in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	–	Valuation based on quoted prices in active markets (unadjusted) for identical assets or liabilities.

Level 2	–	Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3	–	Valuation techniques for which a significant input for the asset or liability is not based on observable market data (unobservable inputs).

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. These estimates and assumptions also affect the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year.

Judgments

Development costs

The Company capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgment that the Company can demonstrate the existence of a market for the product developed and that it will have the technical and financial capacity to complete the project until commercialization.

Estimates and assumptions

Government grant liabilities

The Company has government grants that include reimbursement clauses based on the sales of a specific program. In order to account for the present value under the effective interest method, or upon initial recognition, management must estimate the future sales over the expected duration of reimbursement. These forecasts are used to determine the expected repayment schedule. Refer to note 15.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Share-based payments

The Company initially measures at fair value the cost of equity-settled transactions with employees and management using the Black-Scholes model. Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and the fair value of the shares of the Company at the grant date.

The assumptions used to estimate fair value for share-based payment transactions are disclosed in note 19.

Recoverable amount of a group of assets or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC). These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statement of loss. Refer to note 11.

Significant Estimates for debt, including bifurcation

The Company holds certain financial instruments, including convertible loan, which requires management to make significant estimates and assumptions that affect the reported amounts in the consolidated financial statements. The following provides information about the key estimates associated with the valuation of debt instruments, specifically those that involve bifurcation.

i. Bifurcation of debt instruments:

The Company has debt instruments with embedded features that may require bifurcation for accounting purposes. Bifurcation separates the host contract and the embedded features to be accounted for separately. The valuation of the embedded features, such as conversion options or detachable warrants, is a significant estimate that involves subjective judgment and market-based assumptions.

ii. Valuation methodology:

The fair value of the bifurcated embedded features is determined using a combination of valuation techniques, including option pricing models and market-based observable inputs. Significant inputs to the valuation model include, but are not limited to, the expected term of the embedded feature, volatility, risk-free interest rates, and credit spreads.

iii. Assumptions and uncertainties:

Company’s estimates of fair value involve inherent uncertainties due to the subjective nature of certain inputs. Changes in assumptions related to volatility, credit spreads, or other market conditions could materially impact the fair value measurement. Additionally, the Company considers the possibility of changes in the terms of the debt instrument that may trigger reassessment of the bifurcation.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

4.	Restructuring costs and others

Restructuring

Restructuring mainly involves two components of the Company, referred to as “Components” and “Modules”.

In 2023, LeddarTech announced restructuring initiatives driven by a change in the focus of the Company’s operations, now focused on services and products targeted at the ADAS and AD markets. These initiatives, consisting of the reduction of the workforce, have mostly been completed over the fiscal year ending September 30, 2023. In 2023, restructuring costs of $1,756,433 were incurred and paid.

Although our Modules business has been actively commercialized for many months, no potential buyer has been identified and the underlying assets have not shown to be attractive on the current market. There is no Letter of Intention or any other indication that the sale of our Modules business or of any of the underlying asset could be highly probable. Thus, we determined that it is not highly probable that a sale will be completed within the next 12 months.

For the Components business, LeddarTech originally had the intention of selling the business; however, in September 2022, it was determined that Components business would be wound down. All assets related to the Components business were deemed impaired as of September 30, 2022, except for $4.3 million related to one contract under negotiation at that time, which did not culminate in a project and were subsequently deemed impaired in 2023 (note 11).

Other

On June 15, 2023, the Company announced that it was abandoning Modules over the coming months. The Company launched with its customers the last time buy process in June 2023. Following a review of its revenues forecasts for certain programs, a write-down on inventories of $2,299,866 was recognized during the year ended September 30, 2023 on the Consolidated statements of loss, under cost of sales. For the year ended September 30, 2023, an onerous contract loss of $1,365,195 was also recorded under cost of sales (note 13).

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

5.	Segments

The Company operates as one operating and reportable segment. The Company’s Chief Operating Decision Maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

The following table presents revenue by location based on the primary billing address of the customer:

	Year ended September 30,
	2023	2022	2021
	$	$	$

United States	2,863,154	4,609,147	2,909,415
France	2,433,571	775,891	1,606,589
South Korea	744,466	502,461	787,026
Hong Kong	646,696	296,838	195,038
Germany	182,351	266,662	293,104
Canada	131,675	709,172	425,521
Japan	124,384	263,752	182,840
Poland	116,810	—	—
Columbia	54,767	—	—
United Kingdom	—	300,211	612,456
Italy	—	171,237	—
Turkey	—	156,420	505,189
China	—	125,441	—
New Zealand	—	71,015	158,115
Vietnam	—	—	167,436
Other	149,303	517,874	388,597
	7,447,177	8,766,121	8,231,326

For the year ended September 30, 2023, two customers accounted for 34% and 31% (34% and 8% in 2022), respectively, of the Company’s revenue.

The following table presents non-current assets, consisting of property and equipment, right-of-use assets, intangible assets, goodwill and other long-term assets, by location:

		As restated (note 2)
	As at September 30,
	2023	2022
	$	$

Canada	20,480,112	20,587,675
Israel	37,688,596	31,007,023
	58,168,708	51,594,698

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

6.	Revenue

For the year ended September 30, 2023 and 2022, the Company generated only point-in-time revenue.

Contract balances

The Company’s contract balances primarily consist of trade accounts receivable (note 7) and contract liabilities related to payments received from customers in advance of shipping goods. The Company recorded the following activity related to customer prepayments, which are recorded as deferred revenue within “Accounts payable and accrued liabilities” (note 12):

	As at September 30,
	2023	2022	2021
	$	$	$

Balance, beginning of year	311,516	5,845	100,271
Additions to prepayments received in the year	2,862,150	2,178,427	2,046,289
Customer fulfillments from accrual	(2,069,437)	(1,872,756)	(2,140,715)
Balance, end of year	1,104,229	311,516	5,845

7.	Trade receivable and other receivables

	As at September 30,
	2023	2022
	$	$

Trade accounts receivable	1,663,495	2,483,083
Commodity taxes receivable	1,407,560	693,250
Others	618,420	609,948
	3,689,475	3,786,281

Trade accounts receivable are non-interest bearing and normally due within 30 days from the date an invoice is issued. Bad debt expense amounted to nil as at September 30, 2023 ($24,466 as at September 30, 2022).

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

8.	Inventories

	As at September 30,
	2023	2022
	$	$

Raw materials	942,860	2,546,853
Finished goods	304,086	390,296
	1,246,946	2,937,149

Inventories recognized as an expense in cost of sales during the year amount to $7,521,845 ($5,241,718 in 2022). The Company recognized $2,299,866 of write-down in 2023 in the consolidated statement of loss ($19,859 in 2022 and a reversal of $17,115 in 2021).

9.	Property and equipment

	Computer equipment	Office furniture and equipment	R&D equipment and tools	Stands and moulds	Leasehold improvements	Vehicles	Total
	$	$	$	$	$	$	$
Cost
October 1, 2022	4,867,724	1,108,834	1,166,561	898,697	1,133,617	192,205	9,367,638
Additions	147,799	—	49,554	—	(8,578)	—	188,775
Disposals	—	(35,000)	(10,000)	—	—	—	(45,000)
September 30, 2023	5,015,523	1,073,834	1,206,115	898,697	1,125,039	192,205	9,511,413

Accumulated depreciation
October 1, 2022	3,376,015	856,301	657,734	497,133	259,710	97,736	5,744,629
Depreciation[1]	916,022	104,296	336,380	132,598	156,690	49,341	1,695,327
September 30, 2023	4,292,037	960,597	994,114	629,731	416,400	147,077	7,439,956
Net book value
September 30, 2023	723,486	113,237	212,001	268,966	708,639	45,128	2,071,457

[1]	Depreciation of $420,730 related to property and equipment is capitalized in development costs as they are used in development projects that are eligible for capitalization.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

	Computer equipment	Office furniture and equipment	R&D equipment and tools	Stands and moulds	Leasehold improvements	Vehicles	Total
	$	$	$	$	$	$	$
Cost
October 1, 2021	3,706,414	1,019,548	1,057,757	878,553	403,070	129,405	7,194,747
Additions	1,161,310	89,286	108,804	20,144	730,547	62,800	2,172,891
September 30, 2022	4,867,724	1,108,834	1,166,561	898,697	1,133,617	192,205	9,367,638

Accumulated depreciation
October 1, 2021	2,340,938	648,503	501,916	438,391	162,541	50,322	4,142,611
Depreciation[1]	1,035,077	207,798	155,818	58,742	97,169	47,414	1,602,018
September 30, 2022	3,376,015	856,301	657,734	497,133	259,710	97,736	5,744,629
Net book value
September 30, 2022	1,491,709	252,533	508,827	401,564	873,907	94,469	3,623,009

[1]	Depreciation of $153,151 related to property and equipment is capitalized in development costs as they are used in development projects that are eligible for capitalization.

	Computer equipment	Office furniture and equipment	R&D equipment and tools	Stands and moulds	Leasehold improvements	Vehicles	Total
	$	$	$	$	$	$	$
Cost
October 1, 2020	2,578,827	1,003,451	905,695	704,565	386,641	73,562	5,652,741
Additions	1,322,463	18,334	177,728	213,377	17,245	67,720	1,816,867
Grants (note 23)	(194,876)	(2,237)	(25,666)	(39,389)	(816)	(11,877)	(274,861)
September 30, 2021	3,706,414	1,019,548	1,057,757	878,553	403,070	129,405	7,194,747

Accumulated depreciation
October 1, 2020	1,445,903	469,404	316,258	367,041	98,345	23,976	2,720,927
Depreciation[1]	895,035	179,099	185,658	71,350	64,196	26,346	1,421,684
September 30, 2021	2,340,938	648,503	501,916	438,391	162,541	50,322	4,142,611
Net book value
September 30, 2021	1,365,476	371,045	555,841	440,162	240,529	79,083	3,052,136

[1]	Depreciation of $288,851 related to property and equipment is capitalized in development costs as they are used in development projects that are eligible for capitalization.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Depreciation is included in the consolidated statement of loss as follows:

	Year ended September 30,
	2023	2022	2021
	$	$	$

Cost of sales	214,828	157,819	142,870
Marketing and product management	1,686	624	18,338
General and administrative expenses	794,273	1,108,835	926,354
Research and development costs	263,810	181,589	45,271
	1,274,597	1,448,867	1,132,833

10.	Leases

The Company has lease contracts for office premises and other equipment. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year:

	Office premises	Other equipment	Total
	$	$	$
October 1, 2020	4,434,654	25,087	4,459,741
Additions	6,951	—	6,951
Depreciation[1]	(522,323)	(7,262)	(529,585)
September 30, 2021	3,919,282	17,825	3,937,107
Additions	2,686,444	—	2,686,444
Depreciation[1]	(723,915)	(7,262)	(731,177)
September 30, 2022	5,881,811	10,563	5,892,374
Lease modification	(879,689)		(879,689)
Reassessment of the right-of-use assets	(888,426)	—	(888,426)
Depreciation[1]	(938,071)	(5,870)	(943,941)
September 30, 2023	3,175,625	4,693	3,180,318

[1]	Depreciation of $362,005 ($120,236 in 2022 and $136,000 in 2021) related to right-of-use assets is capitalized in development costs as they are used in development projects that are eligible for capitalization.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Set out below are the carrying amounts of lease liabilities and the movements during the year ended September 30:

	2023	2022	2021
	$	$	$

Balance, beginning of year	6,579,103	4,264,983	4,673,283
Additions	—	2,686,444	6,951
Lease modification	(958,296)	—	—
Reassessment of the lease liability	(888,426)	—	—
Accretion of interest	401,229	551,291	303,390
Gain on foreign exchange	(213,333)	(55,852)	—
Lease payments	(1,139,044)	(867,763)	(718,641)
Balance, end of year	3,781,233	6,579,103	4,264,983

Current	722,675	673,605	320,488
Non-current	3,058,558	5,905,498	3,944,495

Depreciation of right-of-use assets is included in the consolidated statement of loss as follows:

	Year ended September 30,
	2023	2022	2021
	$	$	$

Cost of sales	48,542	50,071	43,752
Marketing and product management	5,778	11,303	24,885
Selling expenses	5,526	11,247	13,319
General and administrative expenses	455,932	237,596	53,626
Research and development costs	66,158	300,724	258,003
	581,936	610,941	393,585

The maturity analysis of lease liabilities based on contractual undiscounted payments is as follows:

$

Less than 1 year	1,082,230
1 to 5 years	3,490,733
More than 5 years	99,388
4,672,351

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

The following are the amounts recognized in net loss:

	Year ended September 30,
	2023	2022	2021
	$	$	$
Depreciation expense of right-of-use assets	581,936	610,941	393,585
Interest expense on lease liabilities	401,229	551,291	303,390
Expense relating to short-term leases	—	16,649	56,614
Expense relating to leases of low-value assets	—	37,477	852
Variable lease payments	—	2,805	150,130
Gain on foreign exchange	(213,333)	(55,852)	—
	769,832	1,163,311	904,571

11.	Intangible assets

	Patents	Licenses	Software	Development costs[2]	Others	Total
	$	$	$	$	$	$
Cost
October 1, 2022	2,321,660	2,610,533	575,719	69,926,228	94,810	75,528,950
Additions	1,128,795	—	—	12,769,457	—	13,898,252
Borrowing costs[1]	—	—	—	3,898,829	—	3,898,829
Write-offs[3]	—	(1,424,196)	—	(40,993,947)	—	(42,418,143)
R&D tax credits (note 23)	—	—	—	(256,234)	—	(256,234)
Grants (note 23)	—	—	—	(268,460)	—	(268,460)
September 30, 2023	3,450,455	1,186,337	575,719	45,075,873	94,810	50,383,194

Accumulated amortization and impairment
October 1, 2022	798,878	1,147,272	476,003	38,278,286	67,322	40,767,761
Amortization	260,129	36,489	44,995	56,682	5,734	404,029
Impairment	—	1,424,196	—	4,367,243	—	5,791,439
Write-offs[3]	—	(1,424,196)	—	(40,993,947)	—	(42,418,143)
September 30, 2023	1,059,007	1,183,761	520,998	1,708,264	73,056	4,545,086
Net book value
September 30, 2023	2,391,448	2,576	54,721	43,367,609	21,754	45,838,108

[1]	The capitalization rate used to determine the amount of general borrowing costs eligible for capitalization during the year ended September 30, 2023 was 17%.

[2]	Including $43,267,013 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

[3]	During the fiscal year 2023, an impairment expense amounting to $5,791,439 was recognized :

i.	During the first quarter of 2023, the Company reviewed its September 30,2022 transition plan resulting in certain development costs and licenses no longer expected to be used. Consequently, certain intangible assets were no longer expected to be used and the test was performed at the asset level. These assets had a carrying amount of $5,791,439 and were completely written-off, resulting in an impairment expense of the same amount, including the license related to the development of Components technology projects for $1,424,196;

ii.	The Company performs an annual impairment test for its goodwill and intangible assets not yet available through the assessment of the recoverable amount of the CGU to which they belong. The CGU selected for impairment testing was identified based on the level at which goodwill is monitored for internal management purposes, and to which the intangible assets not yet available for use pertain; and

The recoverable amount of the CGU is determined based on the higher of its value-in-use and fair value less costs to sell. The value-in-use is calculated using discounted cash flow projections, taking into consideration management’s best estimates of future cash flows, growth rates, and appropriate discount rates. The discount rate of 33.65% is based on an estimated weighted average cost of capital (“WACC”) for the Company, adjusted to reflect the risks related to the projected cash flows of the CGU.

The recoverable amount of the CGU, including goodwill and intangible assets not yet available for use, exceeds its carrying amount. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

	Patents	Licenses	Software	Development costs		Others	Total
	$	$	$	$		$	$
Cost				(Restated – note 2)			(Restated – note 2)
October 1, 2021	1,966,646	2,595,473	494,149	49,764,539		94,810	54,915,617
Additions	355,014	15,060	81,570	14,894,330	[1,2]	—	15,345,974
Borrowing costs	—	—	—	6,994,197	[3]	—	6,994,197
R&D tax credits (note 23)	—	—	—	(776,050)		—	(776,050)
Grants (note 23)	—	—	—	(950,788)		—	(950,788)
September 30, 2022	2,321,660	2,610,533	575,719	69,926,228		94,810	75,528,950

Accumulated amortization and impairment
October 1, 2021	678,067	910,756	399,808	28,374		61,316	2,078,321
Amortization	120,811	236,516	76,195	42,409		6,006	481,937
Impairment	—	—	—	38,207,503	[5]	—	38,207,503
September 30, 2022	798,878	1,147,272	476,003	38,278,286		67,322	40,767,761
Net book value
September 30, 2022	1,522,782	1,463,261	99,716	31,647,942	[4]	27,488	34,761,189

[1]	The additions to Development costs include an equity-settled related party transaction of $3,703,920. The acquisition is accounted for as an asset acquisition, and not a business combination, as the acquired set of assets does not meet the definition of a business based on the performance of the concentration test under IFRS 3, Business Combinations. Related transactions costs of $798,778 were recognized in the consolidated statement of loss. Refer to Note 16.

[2]	Amortization of $224,873 related to a specific license is capitalized in development costs as the licensed intellectual property and technology is used in development projects which are eligible for capitalization.

[3]	The capitalization rate used to determine the amount of general borrowing costs eligible for capitalization during the year ended September 30, 2022 was 16%.

[4]	Including $31,560,716 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

[5]	As a result of LeddarTech’s transition into an Automotive Software Business Model, the Company tested its non-financial assets for impairment. As at September 30, 2022, an impairment expense amounting to $38,207,503 was recognized:

i.	Certain intangible assets were no longer expected to be used and the test was performed at the asset level. These assets had a carrying amount of $7,975,234 and were completely written-off, resulting in an impairment expense of the same amount; and

ii.	Certain intangible assets within a CGU were still expected to be used but their related recoverable amount ($2,233,781) was determined to be less than their related carrying value ($32,466,050). Consequently, an impairment loss of $30,232,269 was recognized. The value in use of these assets were determined to be higher than the fair value less cost of disposal, hence corresponding to the recoverable amount. The value in use is based on the net present value of the future cash flows expected to arise from a potential license agreement, discounted at a rate of 27.5%. The discount rate is based on an estimated weighted average cost of capital (“WACC”) for the Company, adjusted to reflect the risks related to the projected cash flows of these assets. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

	Patents	Licenses		Software	Development costs		Others	Total
	$	$		$	$		$	$
Cost					(Restated –note 2)			(Restated – note 2)
October 1, 2020	1,658,213	2,592,589		457,382	29,453,730		94,810	34,256,724
Additions	348,073	2,884		44,025	16,667,043	[1]	—	17,062,025
Borrowing costs	—	—		—	6,304,340	[2]	—	6,304,340
R&D tax credits (note 23)	—	—		—	(995,506)		—	(995,506)
Grants (note 23)	(39,640)	—		(7,258)	(1,665,068)		—	(1,711,966)
September 30, 2021	1,966,646	2,595,473		494,149	49,764,539		94,810	54,915,617

Accumulated amortization
October 1, 2020	512,852	538,907		269,323	14,186		54,396	1,389,664
Amortization	165,215	371,849	[1]	130,485	14,188		6,920	688,657
September 30, 2021	678,067	910,756		399,808	28,374		61,316	2,078,321
Net book value
September 30, 2021	1,288,579	1,684,717		94,341	49,736,165	[3]	33,494	52,837,296

[1]	Amortization of $224,873 related to a specific license is capitalized in development costs as the licensed intellectual property and technology is used in development projects which are eligible for capitalization.

[2]	The capitalization rate used to determine the amount of general borrowing costs eligible for capitalization during the year ended September 30, 2021 was 21%.

[3]	Including $49,695,492 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

Amortization is included in the consolidated statement of loss as follows:

	Year ended September 30,
	2023	2022	2021
	$	$	$
General and administrative expenses	52,160	127,764	207,318
Research and development costs	234,334	129,300	256,466
	286,494	257,064	463,784

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

12.	Accounts payable and accrued liabilities

		As restated (note 2)
	As at September 30,
	2023	2022
	$	$
Trade payables and accrued liabilities	6,466,196	3,626,462
Salaries and fringe benefits	5,757,652	6,584,878
Interest payable on credit facility	221,247	353,014
Deferred revenue (note 6)	1,104,229	311,516
Others	21,581	112,492
	13,570,905	10,988,362

13.	Provisions

The following table details the changes in provisions between September 30, 2022 and 2023:

Onerous contracts
$
Balance, as at September 30, 2022 (nil as at September 30, 2021)	—
New provisions	1,652,216
Revision of estimations	(287,021)
Provisions utilized	(487,051)
Balance, as at September 30, 2023	878,144

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

14.	Long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as at September 30, 2023 and 2022:

	Final	Weighted average effective interest rate	2023	2022
	maturity	%	$	$
Convertible loan (a)	2028	33.65	11,258,950	—
Credit facility (b)	2026	17.58	28,747,705	30,000,000
Term loan (c)	2030	33.65	7,718,928	10,034,513
Other loan (e)	2023	N/A	—	1,582,780
Long-term debt		23.96	47,725,583	41,617,293
Current portion of long-term debt			—	30,342,675
Long-term debt			47,725,583	11,274,618

In April and June 2023, the Company’s long-term debt facilities were renegotiated as part of the Company’s refinancing.

a) Convertible loan

Company refinancing - Business Combination and Subscription Agreement

On June 12, 2023, the Company entered into a Business Combination Agreement (the “BCA”) with Prospector Capital Corp. (“Prospector”) (Refer to note 31). Concurrently with the execution of the BCA, LeddarTech entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe an aggregate principal amount of at least US$43,000,000 in two Tranches.

On June 13, 2023, the PIPE Investors paid US$21,660,000 in cash ($28,957,266) for Tranche A-1 in exchange of convertible notes bearing an interest rate of 12% and 595,650 warrants to purchase an equivalent number of Class D-1 preferred share of the Company exercisable at the cost of US$0.01 per share. Interest on the notes compounds annually and is added to the principal amount of the notes. The convertible notes are convertible into the number of Surviving Company Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Surviving Company Common Share (conversion option). The Convertible note is secured by a hypothec in the amount of US$60,000,000 over the universality of the Company’s movable assets, present and future, ranking after the security of Credit Facility (note 14b)).

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

On June 13, 2023, upon initial recognition, the $28,957,266 of Tranche A-1 financing was allocated to its component is as follows:

●	The debt portion of Tranche A-1 was recorded at amortised cost at a carrying value of US$7,485,064 ($9,982,830), net of transaction costs of $92,583, resulting in an effective interest rate of 33.9%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$528,363 ($704,677). The conversion option is a liability classified embedded derivative whose fair value is recorded in the Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised as at fair value through profit or loss, with changes in its fair value recorded in the Consolidated statements of loss under Finance costs.

●	The 595,650 warrants to acquire 595,650 D-1 Preferred Shares were recognised at their fair value of US$13,646,573 ($18,269,759), determined using a Black-Scholes valuation model.

The fair value of the conversion option and the warrants at initial recognition were determined using the Black-Scholes option pricing model and the following assumptions:

	Conversion option		Warrants
Fair value of the underlying share	US$	1.67	US$	22.92
Exercise price	US$	10.00	US$	0.01
Risk-free interest rate		4%		5%
Expected volatility		60%		60%
Expected life		5.00 years		0.04 years
Dividend yield		0%		0%

The transaction fees of $529,047 were incurred in relation to the Subscription Agreement. The fees were allocated to Tranche A and B in proportion of the amount of each tranche. The Tranche A fee was allocated based on the relative value of each component and $92,583 was recognised as a reduction of the Convertible Note and $171,940 was recognised in net loss under Transaction costs. The fees attributable to Tranche B have been recognised as a long-term asset on the Consolidated statements of financial position under Other assets.

In June 2023, the warrants were exercised, thus 595,650 D-1 preferred shares were issued (note 16).

In July 2023, PIPE investors paid US$340,530 in cash ($449,159) for an additional Tranche A subscription (Tranche A-2) under the same terms as the initial Tranche A-1 subscription. The Tranche A-2 financing was allocated to its component is as follows:

●	The debt portion of Tranche A-2 was recorded at amortised cost at a carrying value of US$119,998 ($158,277), resulting in an effective interest rate of 33.9%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$9,247 ($12,197).

●	The 9,354 warrants to acquire 9,354 D-1 Preferred Shares were recognised at their fair value of US$211,285 ($278,685), determined using a Black-Scholes valuation model.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

The fair value of the conversion option and the warrants at initial recognition were determined using the Black-Scholes option pricing model and the same assumptions as the initial Tranche A subscription assumptions, except for the fair value of the underlying share, namely US$1.75 for the conversion option and US$22.60 for the warrants, respectively.

In August 2023, the warrants were exercised, thus 9,354 D-1 preferred shares were issued (note 16).

b) Credit facility

On January 23, 2020, the Company contracted a term loan for a maximum authorized amount of $30,000,000 (“2020 credit facility”) bearing interest based on the Canadian prime rate or US base rate plus 6.05% or 10% for the first 12 months, with an extension at the option of the Company for a period of nine months bearing interest at 10.5%, to refinance the 2018 credit facility and support research and development. The loan will become due and payable upon the first of the two following scenarios: (1) upon the reception of a financing round; and (2) December 31, 2020, unless the option to extend is exercised by the Company. The facility was renewed and modified in 2021.

The Credit facility, composed of a term loan, an operating loan and a derivative risk facility were coming to maturity on April 30, 2023. On April 5, 2023, 25 days before maturity of the term loan, the Company entered into an Amended and Restated Financing Offer and the term loan under the credit facility was renewed for a period of 30 months. The operating loan and the derivative risk facilities were terminated. Concurrently, the Company secured a bridge loan with the same lender (note 14d).

The existing $30,000,000 facility was extinguished through the issuance of this new instrument. The principal remaining at $30,000,000 bare interest at floating interest rate based on the Canadian prime rate or US base rate plus 9.00%. No gain or loss is recognised as a result of this renewal of the credit facility. Transaction costs of $1,412,286 are included in the initial measurement of financial liabilities at the time of renewal, resulting in an effective interest rate of 17.6%.

The new credit facility’s maturity date is January 31, 2026. The operating conditions of the Credit facility provided for is similar to the preceding agreement, except that it provides for accelerated reimbursement for any amount in excess of US$15.0 million contributed by Prospector in the Business Combination Agreement referred to above as well as 25% of any net cash proceeds from the sale of equity securities in excess of US$43.0 million (including from the PIPE Financing, but excluding amounts contributed by Prospector in the Business Combination Agreement referred to above). Furthermore, upon the receipt of net cash proceeds from the sale of the Modules Business Unit and/or the components assets related to the Components Business Unit, 100% of such net cash proceeds shall be used to make a repayment on the outstanding loans.

Under the Credit facility, the Company must maintain an unencumbered cash balance equal to or greater than (i) $2.5 million through completion of the Business Combination, (ii) $10 million from completion of the Business Combination through October 31, 2024, (iii) $7.5 million from November 1, 2024 through December 31, 2024, (iv) $5.0 million from January 1, 2025 through September 30, 2025, and (iv) $3.5 million at all times thereafter. As at September 30, this financial covenant was respected.

As at September 30, 2023, the Company has drawn $30,000,000 from the credit facility ($30,000,000 as at September 30, 2022).

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

c) Term loan

On January 23, 2020, the Company signed a non-interest-bearing loan agreement for a maximum authorized amount of $19,800,000 to be disbursed in a maximum of six payments representing 26.65% of eligible incurred expenses and capital expenditures upon the Company’s request, until March 31, 2021.  The loan is repayable in 60 equal monthly payments starting after the five-year anniversary of the first disbursement of the loan with a maturity date of March 17, 2030.

In conjunction with the term loan agreement, the Company committed to issue warrants (the “Warrants”) to the lender. During the year ended September 30, 2021, as per the term loan agreement, the Company issued 13,890 warrants to the lender with a strike price of $138.68. The number of warrants represents 10% of the total amount drawn as at September 30, 2021, of $19,262,586 divided by the strike price. These warrants met the definition of a derivative liability and were therefore recorded at fair value. Once the warrants were issued to the lender, they met the fixed-for-fixed criteria for classifying financial instruments as equity since the warrants were settleable in a fixed number of Class C preferred shares at a fixed price per share. Upon each warrant issuance that was fully vested during the year ended September 30, 2021, the respective derivative warrant liability amount was reclassified to equity for an amount of $670,703.

During the year ended September 30, 2023 and 2022, no warrant was issued by the Company and no gain or loss on revaluation of the derivative warrant liability was recognized since all warrants were previously reclassified as equity.

As part of the BCA and Subscription agreement negotiations, the conditions of the Term loan were revised, effective June 12, 2023. The original interest free loan now bears an interest rate of 12%. Capital and capitalized interests will be reimbursable over a period of 42 months starting October 31, 2026. The modification was deemed to be substantial and the existing loan with book value of $11,315,767 was derecognised and a new instrument recognised based on its fair value. On the date of modification, the fair value of the Term loan was estimated at $6,983,592 based on a 33.65% discount rate. The difference between the carrying value of the existing loan and the new loan of $4,332,175 with the carrying value at that date was recorded in the Consolidated statements of loss under Finance income (note 24).

d) Bridge loans

Bridge loans were secured from the Credit facility and the Term loan lenders on April 5, 2023 and May 1, 2023, respectively. Those loans, totalling $6,250,000, were fully re-imbursed on June 12, 2023.

e) Other loan

On June 6, 2023, the Company negotiated a termination agreement in relation with a licence agreement for the worldwide exclusive use by the Company of an intellectual property owned by the licensor for the Company’s use in the development of its Components technology projects. Per the agreement, the related loan (other loan on the Consolidated statements of financial position) valued at $1,739,750 on that date was settled for US$100,000 ($134,189) and a net gain of $1,605,561 was recorded in the Consolidated statements of loss under Finance income as a result of this settlement (note 24). The net carrying amount of the license was completely written off as of December 31, 2022 for the amount of $1,424,196 (note 11).

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

15.	Government grant liabilities

As at the acquisition date of Vayavision, a government grant liability of $420,000 was recognized at its fair value and related to the repayment of the grant received by Vayavision from the Israeli Innovation Authority (“IIA”) prior to the acquisition to support the development of the technology. Prior to the acquisition, Vayavision obtained the grant for the total amount of NIS 4 million (CAD$1.5 million) from the IIA to be repaid through royalties of 3% of sales of Vayavision products developed through the funds provided by the IIA. The grant bears an annual interest rate based on SOFR as published by the Bank of Israel.

After initial recognition, the liabilities are measured at amortized cost using the effective interest method. The effective interest rate is 30.3%.

Assumptions underlying grant repayments are reviewed at least annually. As at September 30, 2023, the Company revised the estimated repayment schedule, taking into account updated assumptions and data. This resulted in an accretion loss of $74,335 (2022 – accretion gain of $78,567), which was included in Financial costs, net (note 24).

As at September 30, 2023, the Company also has a government grant liability of $568,807 (US$420,715) related to the repayment of a grant received by Vayavision from Israel-United States Binational Industrial Research and Development (“Bird”) Foundation to support the development of the technology with a partner ($430,588 or US$315,035 as at September 30, 2022). The total amount received by Vayavision is repayable through royalties of 5% of sales of Vayavision products developed through the funds provided by Bird, adjusted for certain index, and it is non-interest bearing. Obligations under the grant agreement with Bird are jointly and severally assumed by Vayavision and its partner in the development project (restated – note 2).

As a result of a default event occurred during the first quarter of 2023, the Company reclassified, as of December 31, 2022, the Bird government grant liability as a short-term liability since the Company is now considering the amounts received as refundable grant are due within the next twelve months.

Government grant liabilities

	2023	2022	2021
	$	$	$
		(Restated – note 2)	(Restated – note 2)
Balance, beginning of year	1,409,694	1,159,487	420,000
Grants received	—	178,856	191,902
Accretion interest expense	323,250	384,985	157,202
Loss (gain) on remeasurement due to changes in forecasts	(248,915)	(463,552)	410,740
Foreign exchange loss (gain)	(15,733)	149,918	(20,357)
Balance, end of year	1,468,296	1,409,694	1,159,487

Current	568,807	—	—
Non-current	899,489	1,409,694	1,159,487

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

16.	Capital stock

Authorized, unlimited number of shares, without par value, of the following classes:

Common shares, voting and participating.

Class A, preferred shares, voting, convertible at the holder’s option into a fixed or variable number of common shares depending on certain events, entitled to receive dividends when declared by the Company, retractable with priority over common shares upon a Liquidation event1.

Class B, preferred shares, voting, convertible at the holder’s option into a fixed or variable number of common shares depending on certain events, entitled to receive dividends when declared by the Company, retractable with priority over common shares, Class A and Class M shares upon a Liquidation event1.

Class C, preferred shares, voting, convertible at the holder’s option into a fixed or variable number of common shares depending on certain events, entitled to receive dividends when declared by the Company, retractable with priority over all other classes of shares, except Class D preferred shares, upon a Liquidation event1.

The holders of common shares are entitled to dividends, pari passu, with the holders of Class A, B and C shares.

All Class A, B and C shares shall automatically be converted into common shares of the Company immediately prior to the closing of a Qualified IPO2.

Class D-1 and Class D-2, preferred shares, voting, convertible at the holder’s option into a fixed or variable number of common shares depending on certain events or automatically converts to common shares upon either approval by at least 50.1% of the Class D shareholders’ voting rights or consummation of a Qualified IPO2 into a fixed or variable number of common shares depending on certain events, entitled to a fixed cumulative preferential dividend of 5% for the first 18 months, and 12% thereafter, if and when declared by the Company, retractable with priority over all other classes of shares upon a Liquidation event1. In the event of a conversion event (defined as an IPO, a SPAC transaction or a Liquidation event1 (“Conversion event”)), Class D-1 shares will be converted into common shares at a fix or variable ratio based on the timing and nature of such Conversion event.

Class M Series, non-voting and non-participating, retractable upon a Liquidation event1 in an amount equal to $5.50 per Class M Series 2014 share, $45.20 for Class M Series 2017 and $102.50 for Class M Series 2020 (the “Class M Redemption value”), automatically convertible prior to the closing of an IPO or prior to the closing of a Special Purpose Acquisition Company (“SPAC”) transaction into common shares by dividing the applicable Class M Redemption value by the applicable exit price in connection with such IPO or SPAC transaction.

1 “Liquidation event” shall mean (i) a merger, amalgamation, reorganization, recapitalization, consolidation or other transaction, other than a Qualified IPO, involving the Company and any other Person in which the Persons who were shareholders immediately prior to such merger, amalgamation, reorganization, recapitalization, consolidation or other transaction own less than fifty percent (50%) of the shares on an As-Converted Basis of the surviving or continuing entity after such merger, amalgamation, reorganization, recapitalization, consolidation or other transaction; (ii) the sale, exchange or transfer by the shareholders, in a single transaction or series of related transactions, of shares representing not less than fifty percent (50%) of the shares on an As-Converted Basis; (iii) the sale, lease, license, abandonment, transfer or other disposition of all or substantially all the assets of the Company, in a single transaction or related transactions, or the exclusive license of all or substantially all of the Company’s material intellectual property and technology that is approved by the Board and by holders of at least sixty percent (60%) of the outstanding common shares calculated on an As-Converted Basis; or (iv) a dissolution or a voluntary or involuntary winding up or liquidation of the Company or any other distribution, in whole or in part, of the property or assets of the Company to its Shareholders that is approved by the Board and by holders of at least fifty percent (50%) of the outstanding common shares calculated on an As-Converted Basis. Notwithstanding anything to the contrary herein, the following situation would also be considered as a Liquidation Event for the purpose hereof, a transaction or series of related transactions that results in an existing shareholder increasing its ownership of shares to more than fifty percent (50%) of the common shares on an As-Converted Basis.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

2 “Qualified IPO” shall mean the closing of a public offering pursuant to a registration statement that is declared effective under the United States Securities Act of 1933, as amended, or a prospectus filed under the securities legislation of Québec or Ontario in respect of which a final receipt is obtained, in either case covering the offering and sale of common shares for the account of the Company at a price that represents an aggregate pre-money equity value of the Company of at least US$900 million, and that results in aggregate gross proceeds (before deducting underwriting discounts, commissions and the expenses of the offering) from the offering of at least US$50 million and the listing of the Company’s common shares on the Toronto Stock Exchange and/or the NASDAQ Global Market, or the New York Stock Exchange.

Issued and paid

	As at September 30,
	2023		2022
	Number	$	Number	$
Common shares	167,610	9,894,326	167,610	9,894,326
Class A preferred shares	1,230,291	79,056,406	1,230,291	79,056,406
Class B preferred shares	1,296,922	82,626,031	1,296,922	82,626,031
Class C preferred shares	2,069,741	116,877,914	2,069,741	116,877,914
Class D-1 preferred shares	1,349,111	100,830,621	744,107	82,274,185
Class D-2 preferred shares	635,327	62,960,906	635,327	62,960,906
	6,749,002	452,246,204	6,143,998	433,689,768

On November 1, 2021, the Company entered into a Share Subscription Agreement (the “Agreement”). Under the terms of the Agreement, the investors purchased 635,005 Class D-1 preferred shares (“Initial Share Subscription “) at a purchase price of $118.97 per share ($96.72 US), for an aggregate purchase price of $75,548,925. Share issuance costs incurred amounted to $6,093,492 of which $571,116 was reclassified from other long-term assets. Furthermore, of the aggregate purchase price, $3,703,920 relates to an equity-settled acquisition of development costs (note 11).

On January 19, 2022, the Company issued 109,102 Class D-1 preferred shares to investors at a purchase price of $122.74 per share ($96.72 US), for an aggregate purchase price of $13,390,997, Share issuance costs incurred amounted to $572,245.

In June 2023, the Company issued 595,650 Class D-1 preferred shares to investors at a purchase price of $30.69 per share (US$22.92) for an aggregate purchase price of $18,277,628 (US$13,652,530) , including the exercise price of $7,869 (US$5,957) paid by the PIPE investors, as a result of warrants issued through the PIPE described in note 14a.

In July 2023, the Company issued 9,354 Class D-1 preferred shares to investors at a purchase price of $29.81 per share ($22.60 US) for an aggregate purchase price of $278,808 (US$211,379), including the exercise price of $123 (US$94) paid by the PIPE investors, as a result of warrants issued through the PIPE described in note 14a.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

The following table summarizes common share activity during the year:

	Number	$
Common shares as at September 30, 2021	124,793	7,664,466
Shares issued related to Vayavision acquisition	42,594	2,215,739
Shares issued related to option exercises (note 19)	223	14,121
Common shares as at September 30, 2022	167,610	9,894,326
Common shares as at September 30, 2023	167,610	9,894,326

17.	Warrants

The following table summarizes warrants activity:

	Year ended September 30, 2023		Year ended September 30, 2022
		weighted average exercise price		weighted average exercise price
	Number	$	Number	$
Outstanding, beginning of year	13,890	138.68	13,890	138.68
Issued	605,004	30.66	—	—
Exercised	(605,004)	(30.66)	—	—
Outstanding, end of year	13,890	138.68	13,890	138.68

Exercisable, end of year	13,890	138.68	13,890	138.68

As part of the Company refinancing, 605,004 warrants were issued and exercised, at a weighted average exercise price of $30.66, during the year ended September 30, 2023. Refer to note 14a for further details.

The warrants outstanding and exercisable as at September 30, 2023 and 2022 are under the term loan agreement as described in Note 14c. Under the terms of the warrant, the lender has the right to acquire one Class C preferred share for an exercise price of $138.68 per warrant. The warrants are exercisable until March 31, 2026. As at September 30, 2023, none of these warrants have been exercised.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

18.	Other component of equity

a)	Put and call options

In connection with the Company’s acquisition of a 60% controlling interest in Vayavision on July 6, 2020, the Company obtained call options and wrote a put option for the remaining 40% NCI. The Company has the right to purchase the NCI and the NCI holder has the right to sell its interest to the Company. The Company’s right under the call options is either: (1) exercisable in exchange of shares within 10 years following the transaction closing on July 6, 2020, and that right is exercisable in full or in part at any time after delivering a written notice to the NCI holder (referred to as the “Share Call Option” or (2) exercisable in exchange of cash subject to some conditions including service conditions until July 6, 2023 (referred to as the “Cash Call Option”) (collectively referred to as the “Call Options”). The NCI holder’s right under the put option is exercisable within seven years following the transaction closing, and that right is exercisable to exchange all, but not less than all of the NCI, only immediately prior to and subject to the consummation of (i) a Liquidity Event, as defined in Note 14; (ii) a Qualified IPO as defined in Note 14; or (iii) a Qualified Secondary Sale, defined as a secondary sale of common shares to one or more investors for cash following a primary financing transaction, which closes no later than June 30, 2021.

If the Share Call Option or the put option is exercised, the NCI holder will sell to the Company the NCI shares; and in exchange, the Company will issue to the NCI holder that aggregate number of newly issued common shares of the Company, equal to such number obtained by the pre-established exchange ratio of 1 common share of LeddarTech for 10.76 common shares of Vayavision as determined on July 6, 2020.

If the Cash Call Option is exercised, the NCI holder will sell to the Company the NCI shares; and in exchange, the Company will deliver cash based on a price per share of NIS of 0.01 ($0.026 CAD as at July 6, 2020).

Out of the 1,021,462 common shares of Vayavision subject to the Share Call and Cash Call Options and put option, 750,000 common shares are accounted as share-based compensation expenses since they are subject to future employment conditions (note 19c).

The put option held by the NCI is classified as a non-derivative equity instrument. As a result, the Company has recorded the put option (for the common shares not subject to IFRS 2) at fair value of $2,431,688 as at the acquisition date and such option was considered an instrument forming part of the purchase price allocation, thereby increasing goodwill. Such option will not be marked to market at each reporting date thereafter. The put option has been reflected as “Other component of equity” within the consolidated statement of financial position.

The Share Call Option and Cash Call Option are interdependent as they apply to the same shares held by the non-controlling shareholders, and as such, the Call Options are considered as one instrument for accounting purpose. The Call Options held by the Company (for the common shares not subject to IFRS 2) are classified as a derivative financial asset. As a result, the Company has recorded the call option at fair value of nil as at the acquisition date and such option was considered an instrument forming part of the purchase price allocation, thereby offsetting goodwill. Such option will be marked to market at each reporting date thereafter. The fair value of the Call Options is also nil as at September 30, 2022 and 2023.

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

b)	Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in note 14a. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. A portion ($437,500) of the transaction fee was recognized as transaction costs in the Consolidated statement of loss, with a counterparty in Other components of equity.

19.	Stock-based compensation

a) Employee Stock Option Plan (the “ESOP”)

In July 2023 and in connection with the contemplated transaction discussed in note 14a, the Company decided to (i) accelerate the vesting period of all unvested outstanding ESOP options such that the outstanding ESOP options shall be fully vested and (ii) amend the period during which the outstanding ESOP options may be exercised (10 business days after modification notification was provided to the ESOP option holders). Following that date, all unexercised outstanding ESOP options shall immediately terminate and expire at that time.

The amount to be recognised when a share-based payment is cancelled is the amount that would otherwise have been recognised over the remainder of the vesting period if the cancellation had not occurred.

As a result of this acceleration event, during the fourth quarter of 2023, the Company recognised a stock-based acceleration expense of $1,316,810 as if all the service conditions (described in IFRS 2, “Share-based payment”) were met for the related cancelled ESOP options.

Before forfeiture, options granted under the ESOP expired after a maximum period of 10 years following the date of grant. Options granted under the ESOP generally vested over a four-year period, but ESOP options granted under the corresponding management stock option plan (“MSOP”) vest concurrently with its corresponding MSOP options whether they are time based or performance based.

Changes in the number of stock options outstanding were as follows:

	Year ended September 30, 2023		Year ended September 30, 2022
	weighted average exercise price		weighted average exercise price
	Number	$	Number	$
Outstanding, beginning of year	1,268,360	58.64	1,057,913	47.97
Granted	—	—	366,420	102.50
Exercised	—	—	(223)	41.35
Forfeited	(200,421)	69.01	(155,750)	87.29
Cancelled	(1,067,939)	56.69	—	—
Outstanding, end of year	—	—	1,268,360	58.64
Exercisable, end of year	—	—	759,740	35.41

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

	Outstanding options as at September 30, 2023		Outstanding options as at September 30, 2022
Exercise price	Number	weighted average remaining life (years)	Number	weighted average remaining life (years)

$2.75	—	—	142,094	2.1
$5.50	—	—	182,515	2.9
$32.27	—	—	—	—
$38.26	—	—	11,827	8.2
$45.20	—	—	406,779	6.4
$101.64	—	—	56,050	8.2
$102.50	—	—	454,295	9.0
$106.67	—	—	4,800	8.7
$136.47	—	—	10,000	8.6
	—	—	1,268,360	6.5

	Exercisable options as at September 30, 2023		Exercisable options as at September 30, 2022
Exercise price	Number	weighted average remaining life (years)	Number	weighted average remaining life (years)

$2.75	—	—	142,094	2.1
$5.50	—	—	182,515	2.9
$32.27	—	—	—	0.0
$38.26	—	—	11,272	8.2
$45.20	—	—	321,848	6.4
$101.64	—	—	16,345	8.2
$102.50	—	—	81,966	8.0
$106.67	—	—	1,200	8.7
$136.47	—	—	2,500	8.6
	—	—	759,740	5.0

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

During the year, the Company granted nil options, of which nil M-Options and nil C-Options were issued under the MSOP (366,420 options, of which — M-Options and — C-Options were issued under the MSOP in 2022 and 146,818 options, of which 29,775 M-Options and 29,755 C-Options were issued under the MSOP in 2021). The weighted average fair value of stock options granted during the year was $nil ($20.57 in 2022 and $40.83 in 2021). The fair value of each granted option was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2023	2022	2021

Fair value of the underlying share	N/A	$72.88	$111.81
Exercise price	N/A	$102.50	$99.22
Risk-free interest rate	N/A	2.20%	0.20%
Expected volatility	N/A	81%	45%
Expected life	N/A	2.41 years	3 years
Dividend yield	N/A	0%	0%

b)	Management Stock Option Plan (the “MSOP”)

In 2015, the Company implemented a MSOP under which the Company can issue options to buy Class M shares (the “M-Options”) and options to buy common shares (the “C-Options”), collectively named the “MSOP Options.” The purpose of the MSOP is to allow Participants to elect to invest all or part of their base salary, bonus and/or compensation as member of the Board, as the case may be, to be received in exchange for future services to be rendered to the Company, in the Company’s equity.

This MSOP expired as at September 30, 2017, and the Company adopted a new plan from October 1, 2017, to September 30, 2020 (“MSOP II”). The MSOP II has the same purpose and characteristics than the former MSOP and includes a new series of shares (“Class M Series 2017”) and is opened to employees and management. The former MSOP was only accessible to management.

On September 30, 2020, the Company adopted a new plan from October 1, 2020, to September 30, 2021 (“MSOP III”).

MSOP III has the same purpose and characteristics of the former MSOP plans except that C-Options have an exercise price of $102.50 ($45.20 for MSOP II and $5.50 for MSOP I); and under any stock option plan, the aggregate number of Class M shares that may be issued pursuant to the exercise of M-Options ($0.001) shall not exceed 250,000 Class M shares, and the aggregate number of common shares that may be issued pursuant to the exercise of C-Options shall not exceed 250,000 common shares.

MSOP Options vest differently whether they are time-based MSOP Options (“Time-Based MSOP Options”) or performance-based MSOP Options (“Performance-Based MSOP Options”). MSOP Options granted in exchange for salary or fees are Time-Based MSOP Options. MSOP Options granted in exchange for reductions in year-end bonuses or performance bonuses are Performance-Based MSOP Options. Time-Based MSOP Options vest on a straight-line basis on the dates the Participant’s regular salary or Board compensation is payable. Performance-Based Options vest annually on the date the bonus is payable following the determination by the Board of the right to a year-end bonus in proportion to the bonus amount that would otherwise have been awarded.

The vested M-Options and C-Options will become exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs.

For the M-Options, upon such time and at any time thereafter or in the case of termination within a maximum of 60 days, the participant will be entitled to either (i) exercise his or her M-Options by paying the M-Option exercise price ($0.001), or (ii) request that the Company pay him or her the amount equal to the difference between the Class M Redemption value underlying that participant’s M-Options and the M-Option Exercise Price. Therefore, the M-Options are recorded in liabilities under “Redeemable stock options”.

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

As additional consideration, for each MSOP Option, one stock option (the ESOP Option) is granted, and the ESOP Option vests concurrently with its corresponding M-Option and C-Option.

The expected life of the stock options is based on current expectations and the expected volatility reflects the assumption that the historical or implied volatility of similar listed entities over a period similar to the life of the options is indicative of future trends. These assumptions may not necessarily be the actual outcome.

Changes in the number of M-Options and C-Options outstanding were as follows:

	Year ended September 30, 2023
	Number	weighted average exercise price $
M-Options
Outstanding, beginning of year	223,692	0.001
Granted	—	—
Forfeited	—	—
Outstanding, end of year	223,692	0.001
Exercisable, end of year	—	—
C-Options
Outstanding, beginning of year	217,970	27.85
Granted	—	—
Forfeited	—	—
Outstanding, end of year	217,970	27.85
Exercisable, end of year	—	—

	Year ended September 30, 2022
	Number	weighted average exercise price $
M-Options
Outstanding, beginning of year	227,017	0.001
Granted	—	—
Forfeited	(3,325)	0.001
Outstanding, end of year	223,692	0.001
Exercisable, end of year	—	—
C-Options
Outstanding, beginning of year	221,295	28.87
Granted	—	—
Forfeited	(3,325)	95.54
Outstanding, end of year	217,970	27.85
Exercisable, end of year	—	—

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

	Year ended September 30, 2021
	Number	weighted average exercise price
M-Options
Outstanding, beginning of year	197,757	0.001
Granted	29,755	0.001
Forfeited	(495)	0.001
Outstanding, end of year	227,017	0.001
Exercisable, end of year	—	—
C-Options
Outstanding, beginning of year	192,035	17.50
Granted	29,755	102.50
Forfeited	(495)	102.50
Outstanding, end of year	221,295	28.87
Exercisable, end of year	—	—

The following table summarizes information relating to the M-Options and C-Options outstanding:

	Outstanding options as at September 30, 2023		Outstanding options as at September 30, 2022		Outstanding options as at September 30, 2021
Exercise price	Number	weighted average remaining life (years)	Number	weighted average remaining life (years)	Number	weighted average remaining life (years)

M-Options
$0.001	223,692	2.90	223,692	3.90	227,017	4.81
C-Options
$5.50	133,975	1.81	133,975	2.81	133,975	3.01
$45.20	57,161	4.10	57,161	5.10	57,565	6.01
$102.50	26,834	7.22	26,834	8.22	29,755	9.01
	217,970	3.07	217,970	4.07	221,295	4.60

The fair value recognized for redeemable stock options in the consolidated statement of financial position as at September 30, 2023, 2022 and 2021 was $5.50 for options granted on Class M Series 2014 shares, $45.20 for options granted on Class M Series 2017 shares, and $102.50 for options granted on Class M Series 2020 shares.

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

During the years ended September 30, 2023 and 2022, the Company did not grant M-Options and C-Options (29,755 M-Options and 29,755 C-Options in 2021). The weighted average fair value of stock options granted during 2021 was $102.50 (nil in 2020) for M-Options as calculated using the intrinsic value and $34.82 (nil in 2020) for C-Options. The fair value of each granted C-Option was determined using the Black-Scholes option pricing model and the following assumptions:

	Year ended September 30,
	2023	2022	2021

C-Options
Weighted average fair value of the underlying share	—	—	$106.26
Exercise price	—	—	$102.50
Risk-free interest rate	—	—	0.20%
Expected volatility	—	—	45%
Expected life	—	—	3 years
Dividend yield	—	—	0%

The expected life of the stock options is based on current expectations and the expected volatility reflects the assumption that the historical or implied volatility of similar listed entities over a period similar to the life of the options is indicative of future trends. These assumptions may not necessarily be the actual outcome.

The following table reconciles the redeemable stock options recorded in the consolidated statement of financial position:

	Years ended September 30, 2023 and 2022
	Number of stock options	Weighted average fair value of stock options $	Total fair value of stock options $
Class M series 2014	139,697	5.50	768,334
Class M series 2017	57,161	45.20	2,583,677
Class M series 2020	26,834	102.50	2,750,485
Total redeemable stock options	223,692		6,102,496

c)	Call Option recorded as share-based compensation expenses

As disclosed in Note 16, 750,000 common shares of Vayavision held by non-controlling shareholders and employees of Vayavision are subject to a Cash Call Option owned by the Company that will vest in three tranches of 250,000 common shares (should the employment conditions be met) at each anniversary of the Transaction date (i.e., July 6, 2020) over three years. The fair value of the award granted to these employees as at July 6, 2020 amounting to $7,100,452 will be recorded using a graded vesting method over the next three years. For the years ended September 30, 2022 and 2023, the stock-based compensation expense recorded in the consolidated statement of loss amounts to $603,051 and $1,693,517, respectively.

The cumulative stock-based compensation expense related to the 250,000 common shares that vested on July 6, 2023, which are attributable to the non-controlling shareholders, has been reclassified from the reserve stock option to the NCI for an amount of $127,380 (2022 - $127,380).

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

d)	Total stock-based compensation expense

The total stock-based compensation expense has been included in the consolidated statement of loss as indicated in the following table:

	Year ended September 30,
	2023	2022	2021
Stock-based compensation	$	$	$

ESOP, equity-settled	2,474,955	3,223,540	6,139,661
C-Options, equity-settled	—	—	703,463
Vayavision call option, equity-settled	603,051	1,693,517	3,781,504
Reserve stock options movement	3,078,006	4,917,057	10,624,628
M-Options, cash-settled	—	(317,663)	3,027,513
Capitalized as development costs	(641,032)	(326,721)	(1,458,523)
Total stock-based compensation expenses	2,436,974	4,272,673	12,193,618

20.	Operating expenses

Operating expenses by nature include the following:

		As restated (note 2)	As restated (note 2)
	Year ended September 30,
	2023	2022	2021
	$	$	$

Employee benefit expenses	23,250,847	30,802,594	17,290,669
Stock-based compensation	2,436,974	4,272,673	12,193,618
Research costs	624,866	2,074,830	2,732,403
Impairment loss related to intangible assets	5,791,439	38,207,503	—
Marketing expenses	2,950,052	917,223	756,199
Selling expenses	143,394	299,382	615,763
Depreciation of property and equipment	1,059,769	1,291,048	989,963
Product line management expenses	38,293	47,965	45,640
Recruitment fees	369,482	791,788	522,434
Professional fees	6,795,731	3,852,140	3,252,743
Other expenses	2,331,738	1,176,515	1,082,619
Subcontractor services	1,632,311	2,006,904	1,757,828
Travel expenses	527,826	482,358	34,253
Amortization of intangible assets	286,494	257,064	463,784
Insurance	371,791	373,311	448,777
Research and development tax credits	(225,609)	(70,191)	(237,364)
Depreciation expense on right of use assets	533,394	560,870	349,833
Business acquisition costs	3,506,630	—	—
	52,425,422	87,343,977	42,299,162

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

21.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The following table reflects the calculation of net loss attributable to equity holders of the parent and the computation of basic and diluted loss per share for the periods indicated:

		As restated (note 2)	As restated (note 2)
	Year ended September 30,
	2023	2022	2021
	$	$	$

Loss attributable to equity holders of the parent	(47,992,097)	(69,318,848)	(46,959,038)
Weighted average number of common shares basic and diluted	167,610	134,913	64,946
Basic and diluted loss per common share	(286.33)	(513.80)	(723.05)

The effect of dilution from outstanding stock options, convertible preferred stocks, credit facility, convertible loans, warrants, put and call options and contingent consideration payable were excluded from the calculation of the weighted average number of common shares for diluted loss per common share for the years ended September 30, 2023 and 2022 as they are antidilutive.

	Year ended September 30,
	2023	2022

Outstanding employee stock option	441,662	1,710,022
Convertible preferred stock	6,581,392	5,976,388
Warrants	13,890	13,890
Put and call options recognized as other component of equity	94,931	94,931
Conversion options	2,200,053	—

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

22.	Additional information included in the consolidated statement of cash flows

Changes in non-cash working capital items:

		As restated (note 2)	As restated (note 2)
	As at September 30,
	2022	2022	2021
	$	$	$

Trade receivable and other receivables	96,806	(2,219,607)	(896,440)
Government assistance and R&D tax credits receivable	(205,042)	553,097	1,517,744
Inventories	(609,663)	(541,093)	272,309
Prepaid expenses	(273,497)	95,795	(178,516)
Accounts payable and accrued liabilities	2,534,308	1,720,000	2,784,731
Provisions	878,144	—	—
	2,421,056	(391,808)	3,499,828

23.	Government grants

	Year ended September 30, 2023
	Grant recognized in statement of loss	Grant recorded against carrying amount of intangible assets (note 11)	Total grant
	$	$	$

Other grants	377,080	268,460	645,540
Total grants	377,080	268,460	645,540
R&D tax credit	225,609	256,234	481,843
Total grants and R&D tax credits	602,689	524,694	1,127,383

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

	Year ended September 30, 2022
	Grant recognized in statement of loss	Grant recorded against carrying amount of property and equipment and intangible assets (notes 9, 11)	Total grant
	$	$	$
	(Restated – note 2)	(Restated – note 2)	(Restated – note 2)
Canada Emergency Wage Subsidy	83,735	33,684	117,419
Other grants	351,713	917,104	1,268,817
Total grants	435,448	950,788	1,386,236
R&D tax credit	70,191	776,050	846,241
Total grants and R&D tax credits	505,639	1,726,838	2,232,477

	Year ended September 30, 2021
	Grant recognized in statement of loss	Grant recorded against carrying amount of property and equipment and intangible assets (notes 9, 11)	Total grant
	$	$	$
	(Restated – note 2)	(Restated – note 2)	(Restated – note 2)
Canada Emergency Wage Subsidy	876,434	391,886	1,268,320
Interest free loan	1,192,741	1,109,904	2,302,645
Other grants	95,619	485,037	580,656
Total grants	2,164,794	1,986,827	4,151,621
R&D tax credit	237,364	995,506	1,232,870
Total grants and R&D tax credits	2,402,158	2,982,333	5,384,491

The amounts recorded in reduction of property and equipment and intangible assets were nil and $524,694, respectively (nil and $1,726,838 in 2022, respectively).

Within Canada, the Company participated in the Canada Emergency Wage Subsidy (“CEWS”), a grant measure of the Canadian government as a response to the COVID-19 pandemic. CEWS provides qualifying companies with a monthly financial support grant based on payroll, subject to certain caps. Eligibility is triggered by and scaled according to the reduction in year-over-year Canadian revenue on a month-by-month basis.

Within Canada, the Company participated in the Industrial Research Assistance Program (“IRAP”) with the National Research Council of Canada. IRAP provides fundings for eligible projects to companies, to increase their innovation capacity and take ideas to market.

Within Israel, the Company participated in the Israeli National Authority for Technological Innovation (“IIA”). IIA provides fundings for eligible projects to companies, to effectively address the dynamic and changing needs of the local and international innovation ecosystems.

There are no unfulfilled conditions or contingencies attached to the above grants.

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

24.	Finance costs, net

		As restated (note 2)	As restated (note 2)
	Year ended September 30,
	2023	2022	2021
	$	$	$
Finance income
Interest income	(223,594)	(40,251)	(3,454)
Gain on debt modification (note 14c)	(4,332,173)	—	—
Gain on debt settlement (note 14e)	(1,605,561)	—	—
Premium and discount amortization	—	—	—
	(6,161,328)	(40,251)	(3,454)
Finance costs
Interest expense on term loan (note 14c)	2,016,587	1,830,360	1,225,861
Interest expense on lease liabilities (note 10)	401,229	551,291	303,390
Interest expense on credit facility (note 14b)	4,843,390	3,630,814	974,903
Interest expense on convertible notes (note 14a)	1,067,932	—	—
Interest expense on bridge loans (note 14d)	138,347	—	—
Interest expense on other loan (note 14e)	160,413	274,263	319,258
Issuance and modification costs of convertible loans	—	124,717	124,022
Transaction costs related to company refinancing (note 14a)	350,000	—	—
Net loss on debt extinguishments	—	454,092	458,593
Accretion and remeasurement of government grant liability (note 15)	74,335	(78,567)	567,942
Bank charges	64,166	91,840	81,261
	9,116,399	6,878,810	4,055,230
Loss (gain) on revaluation of instruments carried at fair value
Conversion option	21,100	—	—
Convertible loans	—	(6,089,300)	17,813,766
Credit facility	—	225,105	1,700,923
Derivative warrant liability	—	—	66,613
Contingent consideration payable	—	(1,265,043)	(5,700,260)
	21,100	(7,129,238)	13,881,042

Capitalized borrowing costs (note 11)	(3,898,829)	(6,994,197)	(6,304,340)
Foreign exchange loss (gain)	224,057	(2,749,505)	67,083
Finance costs, net	(698,601)	(10,034,381)	11,695,561

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

25.	Income taxes

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision (recovery) in the consolidated financial statements is as follows:

		As restated (note 2)	As restated (note 2)
	Year ended September 30,
	2023	2022	2021
	$	$	$

Loss before income taxes	(51,424,409)	(73,418,745)	(48,856,993)
Income taxes at the Canadian statutory tax rate of 26.50% (26.50% in 2022 and 26,50% in 2021)	(13,760,987)	(19,455,967)	(12,947,103)
Tax effect from:
Effect of differences in tax rates in other jurisdictions	903,064	659,121	497,913
Non-deductible items	574,922	8,131,886	1,980,532
Tax losses and deductible temporary differences for which no deferred income tax assets is recognized	11,436,187	10,696,915	10,643,020
Adjustment in respect of prior years	846,814	(31,954)	(172,895)
Other	—	—	(1,467)
Income tax expense (recovery)	—	—	—

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

Deferred income tax assets and liabilities on temporary differences and unused tax losses are as follows:

	Balance as at October 1, 2022 (as restated)	Credited (charged) to the statement of loss	Credited (charged) to the shareholders’ equity	Balance as at September 30, 2023
	$	$	$	$
Financing fees	1,970,593	154,336	—	2,124,929
Provision and accruals	519,550	(453)	—	519,097
Research and development cost	4,700,695	660,343	—	5,361,039
Losses carried forward	43,648,546	12,030,648	—	55,679,194
Convertible loan	—	12,175	—	12,175
Lease liabilities	1,520,988	(596,044)	—	924,944
Government grant liability	140,547	11,527	—	152,074
Deferred income grants	120,573	—	—	120,573
Other debt discount	420,004	(420,004)	—	-
Total deferred tax assets	53,041,496	11,852,529	—	64,894,025

Property and equipment	(326,154)	273,159	—	(52,996)
Intangible assets	(5,036,692)	828,977	—	(4,207,715)
Right-of-use assets	(1,347,385)	602,045	—	(745,340)
Debt discount-Grant/warrants	(2,309,719)	(686,102)	—	(2,995,821)
Grant receivable	(38,156)	14,967	—	(23,189)
Conversion option liability	—	5,592	—	5,592
Total deferred tax liabilities	(9,058,106)	1,038,637	—	(8,019,469)
Net deferred tax assets (liabilities)	43,983,390	12,891,166	—	56,874,556
Unrecognized net deferred tax assets	(43,983,390)	(12,891,166)	—	(56,874,556)
Recognized net deferred tax (liabilities)	—	—	—	—

LeddarTech Inc.
Notes to the consolidated financial statements
September 30, 2023

	Balance as at October 1, 2021 (as restated)	Credited (charged) to the statement of loss (as restated)	Credited (charged) to the shareholders’ equity	Balance as at September 30, 2022 (as restated)
	$	$	$	$
Financing fees	358,581	(154,408)	1,766,420	1,970,593
Provision and accruals	381,341	138,209	—	519,550
Research and development cost	5,361,422	(660,727)	—	4,700,695
Losses carried forward	31,951,781	11,696,765	—	43,648,546
Convertible loan	7,152,109	(7,152,109)	—	—
Lease liabilities	1,128,610	392,378	—	1,520,988
Government grant liability	96,044	44,503	—	140,547
Deferred income grants	120,573	—	—	120,573
Other debt discount	514,938	(94,934)	—	420,004
Total deferred tax assets	47,065,399	4,209,677	1,766,420	53,041,496

Property and equipment	(251,862)	(74,292)	—	(326,154)
Intangible assets	(11,535,305)	6,498,613	—	(5,036,692)
Right-of-use assets	(1,041,824)	(305,561)	—	(1,347,385)
Debt discount-Grant/warrants	(2,716,353)	406,634	—	(2,309,719)
Grant receivable	—	(38,156)	—	(38,156)
Total deferred tax liabilities	(15,545,344)	6,487,238	—	(9,058,106)
Net deferred tax assets (liabilities)	31,520,055	10,696,915	1,766,420	43,983,390
Unrecognized net deferred tax assets	(31,520,055)	(10,696,915)	(1,766,420)	(43,983,390)
Recognized net deferred tax (liabilities)	—	—	—	—

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

	Balance as at October 1, 2020 (As restated)	Credited (charged) in the statement of loss (As restated)	Balance as at September 30, 2021 (As restated)
	$	$	$
Financing fees	396,398	(37,817)	358,581
Provision and accruals	56,011	325,330	381,341
Research and development cost	3,165,108	2,196,314	5,361,422
Losses carried forward	22,783,934	9,167,847	31,951,781
Convertible loan	1,950,507	5,201,602	7,152,109
Lease liabilities	1,224,274	(95,664)	1,128,610
Government grant liability	48,926	47,118	96,044
Deferred income grants	9,950	110,623	120,573
Other debt discount	501,215	13,723	514,938
Total deferred tax assets	30,136,323	16,929,076	47,065,399

Property and equipment	(110,294)	(141,568)	(251,862)
Intangible assets	(5,573,931)	(5,961,374)	(11,535,305)
Right-of-use assets	(1,167,707)	125,883	(1,041,824)
Debt discount-Grant/warrants	(1,552,468)	(1,163,885)	(2,716,353)
Grant receivable	(854,888)	854,888	—
Total deferred tax liabilities	(9,259,288)	(6,286,056)	(15,545,344)
Net deferred tax assets (liabilities)	20,877,035	10,643,020	31,520,055
Unrecognized net deferred tax assets	(20,877,035)	(10,643,020)	(31,520,055)
Recognized net deferred tax (liabilities)	—	—	—

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

As at September 30, 2023, the year of expiry of operating losses in the consolidated statement of financial position are as follows, presented by tax jurisdiction:

	Canada
	Federal	Quebec	USA	Israel
Year of expiry	$	$	$	$

2026	18,516	—	—	—
2027	175,149	160,253	—	—
2028	896,504	872,674	—	—
2029	2,101,838	2,077,374	—	—
2030	1,365,399	1,311,824	—	—
2031	2,303,130	2,280,459	—	—
2032	1,375,780	1,306,718	—	—
2033	3,482,936	3,482,936	—	—
2034	3,266,503	3,275,941	—	—
2035	3,408,474	3,444,648	—	—
2036	885,475	885,963	—	—
2037	—	—	—	—
2038	15,542,450	15,638,499	—	—
2039	22,974,686	22,727,051	—	—
2040	28,727,803	28,444,120	—	—
2041	33,860,655	33,548,568	—	—
2042	29,975,342	29,600,226	—	—
2043	39,538,267	39,718,809	—	—
Indefinite	—	—	657,789	33,393,753
	189,898,907	188,776,063	657,789	33,393,753

As at September 30, 2023, deferred income tax assets of $4,644,561 (2022 - $4,839,145) are recognized in the consolidated statement of financial position in respect of these operating losses.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

As at September 30, 2023, the R&D tax credits accumulated, for which no tax credits receivable were recognized, that will be deductible against income taxes payable in the consolidated statement of financial position as well as their respective year of expiry, are as follows:

	Federal	Year of
Years of investment tax credits	$	expiry

2008	1,232	2025
2009	1,562	2026
2009	1,257	2027
2010	18,655	2028
2011	9,843	2029
2012	7,069	2030
2016	9,718	2034
2017	—	2032
2017	51,182	2036
2017	25,029	2037
2018	480,243	2038
2019	1,134,507	2039
2020	1,389,834	2040
2021	1,243,043	2041
2022	1,359,218	2042
2023	449,056	2043
	6,181,448

In addition, the difference between the carrying value and tax basis of research and development costs amounts to $19,196,143 at the federal level and $21,579,272 at the provincial level. These costs can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction. No deferred income tax assets have been accounted for in connection with these benefits.

Upon recovery of the carrying amount of the investment in a subsidiary, the income taxes that would be payable were not recognized for tax purposes as the Company determined that it is not probable that the taxable temporary difference will reverse in a foreseeable future. As at September 30, 2023, the taxable temporary difference for which a deferred income tax liability was not recognized amounts to $2,334,066 ($2,334,066 in 2022).

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

26.	Related party transactions

Compensation of key management personnel

The Company’s directors and members of the executive committee are the Company’s key management personnel. Compensation awarded to key management include the following:

	Year ended September 30,
	2023	2022	2021
	$	$	$

Salaries and short-term employee benefits	1,883,078	2,050,590	1,181,382
Stock-based compensation	850,271	1,134,006	2,628,320
	2,733,349	3,184,596	3,809,702

Transactions with related parties

	Year ended September 30,
	2023	2022	2021
Entity with significant influence over the Company	$	$	$

Consolidated statement of loss
Revenue – Services and products	—	—	115,698
Purchases – Cost of sales	—	—	6,540
Loss (gain) on revaluation of convertible loans	—	(704,912)	2,062,165

On November 1, 2021, the Company concluded a non-cash transaction of $3,703,920 with an entity with significant influence over the Company. Refer to Notes 11 and 16.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

27.	Capital management

The Company views capital as the sum of credit facility, term loan, convertible loans, redeemable stock options, other loan, government grant liabilities, contingent consideration payable and equity (deficiency) attributable to owners of the capital stock of the parent, net of cash. The Company’s objectives, when managing capital, are to safeguard the Company’s ability to continue as a going concern, in order to provide an adequate return to shareholders and maintain sufficient level of funds to finance its commercialization activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with intangible assets.

To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose assets, all of which are subject to market conditions and the terms of the underlying third-party agreements. The Company is not subject to any capital requirements imposed by a regulator.

No changes were made to the objectives, policies and processes for managing capital during the years ended September 30, 2023 and 2022. The total capital is calculated as follows:

		As restated (note 2)
	As at September 30,
	2023	2022
	$	$

Credit facility	(28,747,705)	(30,000,000)
Term loan	(7,718,928)	(10,034,513)
Convertible notes	(11,258,950)	—
Other loan	—	(1,582,780)
Redeemable stock options	(6,102,496)	(6,102,496)
Government grant liabilities	(1,468,296)	(1,409,694)
Contingent consideration payable	—	—
Less: cash	5,056,040	32,025,899
Net debt	(50,240,335)	(17,103,584)

Equity (deficiency) attributable to owners of the capital stock of the parent	7,111,792	33,159,327
	(43,632,367)	16,055,743

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

28.	Financial instruments

The classification of financial instruments as well as their carrying amounts are presented in the table below:

	September 30, 2023
	Amortized cost	FVTPL	Total
	$	$	$

Financial assets
Cash	5,056,040	—	5,056,040
Accounts receivable[1]	2,281,915	—	2,281,915
Current financial assets	7,337,955	—	7,337,955

Financial liabilities
Accounts payable and accrued liabilities[2]	12,466,676	—	12,466,676
Credit facility	28,747,705	—	28,747,705
Term loan	7,718,928	—	7,718,928
Convertible notes	11,258,950	—	11,258,950
Conversion option	—	737,974	737,974
Government grant liabilities	1,468,296	—	1,468,296
Total	61,660,555	737,974	62,398,529
Current	13,035,483	737,974	13,773,457
Non-current	48,625,072	—	48,625,072

	September 30, 2022
	Amortized cost	FVTPL	Total
	$	$	$

Financial assets
Cash	32,025,899	—	32,025,899
Accounts receivable[1]	3,093,031	—	3,093,031
Call option	—	Nil	—
Current financial assets	35,118,930	—	35,118,930

Financial liabilities
Accounts payable and accrued liabilities[2]	10,676,846	—	10,676,846
Credit facility	30,000,000	—	30,000,000
Term loan	10,034,513	—	10,034,513
Government grant liabilities (restated – note 2)	1,409,694	—	1,409,694
Other loan	1,582,780	—	1,582,780
Total (restated – note 2)	53,703,833	—	53,703,833
Current	41,019,521	—	41,019,521
Non-current	12,684,312	—	12,684,312

[1]	Excluding commodity taxes receivable, as these amounts do not represent a contractual right to receive cash or another financial asset.

[2]	Excluding deferred revenue, as these amounts do not represent a contractual obligation to deliver cash or another financial asset.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

The following table provides the fair value measurement hierarchy of the Company’s long-term financial assets and liabilities measured at fair value:

September 30, 2023
	Quoted prices in active market (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
	$	$	$	$
Assets measured at fair value
Call option	—	—	Nil	—

September 30, 2022
	Quoted prices in active market (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
	$	$	$	$
Assets measured at fair value
Call option	—	—	Nil	—

Financial risk management

The Company is exposed to various types of risks due to the nature of the business activities it carries on, including those related to the use of financial instruments. The Company does not use financial derivatives to manage those risks.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and cash will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

The following table summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	September 30, 2023
	Less than 1 year	1 to 5 years	More than 5 years	Total
	$	$	$	$

Accounts payable and accrued liabilities	12,466,676	—	—	12,466,676
Redeemable stock options	—	6,102,496	—	6,102,496
Credit facility	4,766,345	38,568,461	—	43,334,806
Convertible loan	—	39,610,854	—	39,610,854
Term loan	—	21,317,876	13,412,208	34,730,084
Government grant liabilities	568,807	1,209,857	—	1,778,664
Total	17,801,828	106,809,544	13,412,208	138,023,580

	September 30, 2022
	Less than 1 year	1 to 5 years	More than 5 years	Total
	$	$	$	$

Accounts payable and accrued liabilities	10,676,846	—	—	10,676,846
Redeemable stock options	—	6,102,496	—	6,102,496
Credit facility	32,528,750	—	—	32,528,750
Term loan	—	9,631,293	9,631,293	19,262,586
Government grant liabilities (restated – note 2)	—	1,409,694	—	1,409,694
Other loan	342,675	1,370,700	1,370,700	3,084,075
Total (restated – note 2)	43,548,271	18,514,183	11,001,993	73,064,447

Credit risk

Credit risk is the risk of a financial loss resulting from the counterparty’s inability or refusal to fully meet its contractual obligations. The Company’s maximum exposure to credit risk is equal to the amounts recorded as cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. Management considers the risk of non-performance related to cash to be minimal.

As at September 30, 2023, the balance receivable from one client represents 69% of trade accounts receivable (two clients represented 64% as at September 30, 2022).

An impairment analysis is performed at each reporting date on individual basis for major items. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; credit is extended following an evaluation of creditworthiness.

To manage credit risk, the Company insures 39% as at September 30, 2023 (51% in 2022), of its accounts receivable through Exportation and Development Canada.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The Company is exposed to future cash flow risk with respect to the floating interest rate on its yet-to-be-drawn operating loan and its credit facility. The Company is exposed to change in fair value of financial instruments with fixed interest rates.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Company’s net loss is affected through the impact on floating rate borrowings, as follows:

	Increase/ decrease in	Effect on loss before income taxes
	basis points	$
Credit facility, convertible notes and term loan
	+200	1,580,146
	-200	(1,580,146)
Government grant liability
	+200	31,713
	-200	(30,148)

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment, showing a significantly higher volatility than in prior years.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

If these variations were to occur, the impact of +5% appreciation of the USD, EUR and NIS currencies on the Company’s consolidated net loss and deficit for financial instruments held would be an increase (decrease) of net loss and deficit as follows:

	Change in foreign	Year ended September 30,
	exchange rate	2023	2022

USD	+5%	592,954	(828,626)
EUR		(10,296)	(6,033)
NIS (As restated)		171,980	167,434

A 5% weakening of the exchange rate would have had an equal but opposite effect on the amount shown above, assuming that all other variables remain constant.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

29.	Commitments

Other than commitments already disclosed in notes 10 for leases and notes 14 for long-term debt, the Company is committed to minimum amounts under long-term agreements for license and telecommunications and office equipment, which expire at the latest in 2025. The Company has also entered into a development contract.

As at September 30, 2023, minimum commitments remaining under these agreements over the following years are as follows:

	Total	2024	2025	2026
	$	$	$	$

License	127,412	122,422	4,990	—
Telecommunications	114,259	100,949	13,310	—
	241,671	223,371	18,300	—

30.	Comparative figures

In the consolidated statement of loss and comprehensive loss and in the consolidated statement of cash flows, some comparative figures for the years ended September 30, 2022 and 2021 have been restated to conform to the presentation adopted for the year ended September 30, 2023.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

31.	Subsequent events

a)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023 October 20, 2023, October 31, 2023 and December 8, 2023. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made and (iii) reduce the Available Cash requirement for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2,500,000 to $1,500,000, to $0 until the DE-SPAC date and from $10,000,000 to $5,000,000 at all times after the DE-SPAC date.

b)	Lease modification

On October 31, 2023, the Company entered into a lease modification for its Québec city location, in order to reduce the rented square footage. As per the amendment, during the first quarter of 2024, a gain on lease modification of $159,263 will be recorded, and in 2024, total penalties of $259,229 will be paid to the lessor.

c)	Exercice of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision. Per the original Share Purchase Agreement conditions, the purchase of the Vayavision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in Vayavision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

d)	Business Combination and Subscription Agreement

As previously disclosed, on June 12, 2023, the Company entered into a Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), with LeddarTech Holdings Corp., a newly incorporated subsidiary of the Company (“Newco”) and Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”). Prospector is a “blank check” company established for the purpose of effecting an acquisition of one or more businesses.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of US$44.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023 (note 14a)). Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination.

Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, the Company, Prospector, and Newco completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and Newco amalgamated (the “Prospector Amalgamation” and Prospector Canada and Newco as so amalgamated, “Amalco”);

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Surviving Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Surviving Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Surviving Company Common Shares” or the “Surviving Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately US$10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination. On the Closing Date, the following securities issuances were made by the Surviving Company to Prospector’s securityholders: (i) each outstanding Prospector Class A Share was exchanged for one Surviving Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Surviving Company (“Surviving Company Warrant” or “Warrant”).

On the Closing Date immediately prior to the consummation of the Business Combination, LeddarTech’s shareholders, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

Upon closing of the series of transactions contemplated, the Business Combination will be accounted for as a reverse asset acquisition with the Company as the “acquiror” since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations. The objective of the BCA is for the Company to acquire the cash and other net assets of Prospector as well as Prospector’s stock exchange listing in exchange for common shares, special shares and warrants of the Surviving Company.

On closing, the Company will account for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector's publicly traded common shares on December 21, 2023. The fair value of the Class A non-voting special shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, prepaid expenses, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents as a service for the listing of the Company and is recognized as an expense in the consolidated statement of loss and comprehensive loss.

LeddarTech Inc.

Notes to the consolidated financial statements

September 30, 2023

The following table reconciles the fair value of elements of the Transactions:

Fair value of consideration transferred
8,770,982 common shares	55,257,187
2,031,250 Class A non-voting special shares	10,115,625
65,372,812

Fair value of assets acquired and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
6,233,240

Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants.

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively.